                                  SECURITIES AND EXCHANGE COMMISSION

                                        Washington, D.C.  20549


                                               FORM U5S

                                             ANNUAL REPORT


                                 For the year ended December 31, 1996


                                         Filed pursuant to the
                             Public Utility Holding Company Act of 1935 by


                                     ALLEGHENY POWER SYSTEM, INC.
                                         10435 Downsville Pike
                                    Hagerstown, Maryland 21740-1766

                                      - 1 -
              FORM U5S - ANNUAL REPORT

             For the Calendar Year 1996

                       ITEMS


    ITEM 1.  SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 1996

                                                             Number of      % of    Issuer's   Owner's
                                                  Type of     Common       Voting     Book       Book
                  Name of Company                 Company   Shares Owned    Power      Value     Value
                                                                                          (Thousands of Dollars)
    Allegheny Power System, Inc. (APS)           Holding
      Allegheny Power Service Corporation (APSC) Service         5,000       100   $     50   $     50
      Monongahela Power Company (MP)             Electric    5,891,000       100    512,212    512,212
      The Potomac Edison Company (PE)            Electric   22,385,000       100    678,116    679,581
      West Penn Power Company (1) (WPP)          Electric   24,361,586       100    962,752    976,364
        West Virginia Power and
          Transmission Company*                        (2)      30,000       100      3,874      3,871
             West Penn West Virginia
                 Water Power Company*                  (3)           5       100         (3)         1
                 Unsecured debt                                                          12         12
      AYP Capital, Inc. (AYP)                          (4)         100       100     27,405     27,405
       AYP Energy, Inc.                                (5)         100       100          1          1
       Allegheny Communications Connect, Inc.          (6)         100       100          1          1



    Subsidiaries of More Than One
      System Company

    Allegheny Generating Company (AGC)           Generating
      Owners:
        Monongahela Power Company                                  270       27      54,798     54,798
        The Potomac Edison Company                                 280       28      56,827     56,827
        West Penn Power Company                                    450       45      91,330     91,330

    Allegheny Pittsburgh Coal Company* (APC)           (7)
      Owners:
        Monongahela Power Company                                2,500       25      (3,149)    (3,149)
          Unsecured debt                                                              3,495      3,495
        The Potomac Edison                                      2,500       25      (3,149)    (3,149)
          Unsecured debt                                                              3,617      3,617
        West Penn Power Company                                  5,000       50      (6,297)    (6,297)
          Unsecured debt                                                              7,061      7,061


        *Inactive

    (1) Exempt from registration as a holding company under Section 3(a) pursuant to Rule 2.
    (2) Owns land for power development.
    (3) Owns land for water power development.
    (4) Unregulated nonutility
    (5) Exempt wholesale generator and power marketer.  See paragraph below.
    (6) Exempt telecommunications company.  See paragraph below.
    (7) Owns coal reserves as a long-term resource.
                  ****************

         Allegheny Power System, Inc. owns 12-1/2% of the capital stock of Ohio Valley Electric Corporation, which owns 100% of the capital stock of Indiana-Kentucky Electric Corporation. These companies were formed
    October 1, 1952, to build electric generating facilities to supply power under a long-term contract to the Energy Research and Development Administration's (formerly Atomic Energy Commission) uranium diffusion project at Portsmouth, Ohio. See Holding Company Act Release No. 11578.

          In 1994, APS formed a new subsidiary AYP Capital, Inc. (AYP). AYP, incorporated in Delaware, is an unregulated, wholly owned nonutility. AYP was formed in an effort to meet the challenges of the new competitive environment in the industry. AYP Capital has two wholly owned subsidiaries which were formed in 1996, AYP Energy, Inc. (AYP Energy) and Allegheny Communications Connect, Inc.(ACC). AYP Energy is an exempt wholesale generator and power marketer. ACC is an exempt telecommunications company under the Public Utility Holding Company Act of 1935 (PUHCA). ACC's purpose is to develop nonutility opportunities in the deregulated communications market.

ITEM 2.          ACQUISITIONS OR SALES OF UTILITY ASSETS.

         Sold certain facilities to the Borough of Tarentum for $1,361,531.



ITEM 3.          ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM
                 SECURITIES.

         None, except as reported in certificates filed pursuant to Rule 24, Form U-6B-2, Form 10-K 1996, and Schedules IX for Monongahela Power Company, The Potomac Edison Company, and West Penn Power Company.

    ITEM 4.  ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES

           Calendar Year 1996
      (Dollar Amounts in Thousands)


                                            Name of
                                            Company
                                          Acquiring,
                                          Redeeming,
                                          or Retiring   Number of Shares or Principal Amount           Commission
    Name of Issuer and Title of Issue     Securities   Acquired    Redeemed Retired   Consideration   Authorization




The Potomac Edison Company:
      5-7/8% First Mortgage Bonds         PE                       $18,000  $18,000        $18,000       Rule 42



    Monongahela Power Company:
      5-1/2% First Mortgage Bonds         MP                       $18,000  $18,000        $18,000       Rule 42


ITEM 5.          INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES.

1. Eight investments aggregating $112,685, one of which at $82,000 is related to industrial development.

2.               None


ITEM 6.          OFFICERS AND DIRECTORS

Part 1. Names, principal business addresses, and positions of executives, officers and directors of all system companies as of December 31, 1996.

The following symbols are used in the tabulation:


CH  - Chairman                            X  - Member of Executive Committee

P   - President                           A  -  Member of Audit Committee

SVP - Senior Vice President               F  - Member of Finance Committee

VP -  Vice President                      O  - Member of Operating Committee

T  - Treasurer                            M  - Member of Management Review
                                                          Committee

S   - Secretary                           NB - Member of New Business
                                                          Committee

                                           S - Member of Strategic Affairs
                                                            Committee

C   - Controller                          df - Director's fees

D   - Director                             s  - Salary


Item 6.  OFFICERS AND DIRECTORS - continued
PART I. - Continued                                 Allegheny                                           The            West
                                  Allegheny         Power                             Monongahela       Potomac        Penn
                                  Power             Service         AYP Capital,      Power             Edison         Power
                                  System, Inc.      Corporation     Inc.              Company           Company        Company

Eileen M. Beck                    S                 s  S            S                 S                 S              S
  10435 Downsville Pike
  Hagerstown, MD

Klaus Bergman                     CH D F NB X       df D X          D                 D X               D X            D X
  98 Cutter Mill Road
  Great Neck, NY

Nancy L. Campbell                 VP T              s VP T          VP T              T                 T              T
  10435 Downsville Pike
  Hagerstown, MD

Richard J. Gagliardi              VP                s VP            VP
  10435 Downsville Pike
  Hagerstown, MD

Thomas K. Henderson               VP(1)             s VP            D                 VP                VP             VP
  10435 Downsville Pike
  Hagerstown, MD

Kenneth M. Jones                  VP C              s VP            VP D
  10435 Downsville Pike
  Hagerstown, MD

James D. Latimer                                    s                                 VP                VP             VP
  10435 Downsville Pike
  Hagerstown, MD

Michael P. Morrell                SVP              SVP s            D VP              D VP             D VP            D VP
  10435 Downsville Pike
  Hagerstown, MD

Alan J. Noia                      P D X F NB        s CH P D X      CH D P            D CH X            D CH X         D CH X
  10435 Downsville Pike
  Hagerstown, MD

Jay S. Pifer                      SVP               s SVP           D VP              P D O             P D O          P D O
  800 Cabin Hill Drive
  Greensburg, PA

Victoria V. Schaff                VP(1)             s VP
  10435 Downsville Pike
  Hagerstown, MD

Peter J. Skrgic                   SVP               s SVP           VP D              D O VP            VP D O         D O VP
  800 Cabin Hill Drive
  Greensburg, PA

Eleanor Baum                      df D F M          D                                 df D              df D           df D
  51 Astor Pl., NY, NY

William L. Bennett                df D A NB S       D                                 df D              df D           df D
  3501 Frontage Road
  Tampa, FL

Wendell F. Holland                df D A            D                                 df D              df D           df D
  1025 Laurel Oak Road
  Voorhees, NJ

Phillip E. Lint                   df D A F NB       D                                 df D              df D           df D
  19 High Point Road              S
  Westport, CT


(1)  Effective 1-1-97


Item 6.  OFFICERS AND DIRECTORS - continued
PART I. - Continued                                 Allegheny                                           The            West
                                  Allegheny         Power                             Monongahela       Potomac        Penn
                                  Power             Service         AYP Capital,      Power             Edison         Power
                                  System, Inc.      Corporation     Inc.              Company           Company        Company

Edward H. Malone                  df D F            D                                 df D              df D           df D
  5601 Turtle Bay Drive
  Naples, FL

Frank A. Metz, Jr.                df D F M X        D X                               df D X            df D X         df D X
  P. O. Box 26                    S
  Sloatsburg, NY

Steven H. Rice                    df D X F M        D X                               df D X            df D X         df D X
  50 Main Street                  S
  White Plains, NY

Gunnar E. Sarsten                 df D NB M         D                                 df D              df D           df D
  11436 Scarborough's             S
  Neck Rd., P. O. Box 459
  Belle Haven, VA

Peter L. Shea                     df D A NB         D                                 df D              df D           df D
  515 Madison Ave., NY, NY

Charles S. Ault                                     s                                                                  VP
  800 Cabin Hill Drive
  Greensburg, PA

David C. Benson                                     VP s
  800 Cabin Hill Drive
  Greensburg, PA

Michael A. Dandrea                                  VP s            VP
  800 Cabin Hill Drive
  Greensburg, PA

C. Vernon Estel                                                                      VP s
  1310 Fairmont Avenue
  Fairmont, WV

Donald R. Feenstra                                  VP s
  800 Cabin Hill Drive
  Greensburg, PA

Thomas J. Kloc                                      C s             C                 C                   C            C
  10435 Downsville Pike
  Hagerstown, MD

Karl V. Pfirrmann                                   s                                 VP               VP             VP
  800 Cabin Hill Drive
  Greensburg, PA

Thomas E. Wallace                                   VP s
  800 Cabin Hill Drive
  Greensburg, PA

Robert R. Winter
  800 Cabin Hill Drive                              s                                 VP                VP             VP
  Greensburg, PA



Item 6.  OFFICERS AND DIRECTORS - continued
PART I. - Continued                                 Allegheny                                           The            West
                                  Allegheny         Power                             Monongahela       Potomac        Penn
                                  Power             Service         AYP Capital,      Power             Edison         Power
                                  System, Inc.      Corporation     Inc.              Company           Company        Company

John D. Brodt
  P. O. Box 468
  Piketon, OH

William N. D'Onofrio
  One Summit Square
  Fort Wayne, IN

E. Linn Draper, Jr.
  1 Riverside Plaza
  Columbus, OH

Murray E. Edelman
  P. O. Box 94661
  Cleveland, OH

Coulter R. Boyle, III
  One Summit Square
  Fort Wayne, IN

David L. Hart
  1 Riverside Plaza
  Columbus, OH

Chris Hermann
  P. O. Box 32030
  Louisville, KY

Allen M. Hill
  P. O. Box 1247
  Dayton, OH

Willard R. Holland
  76 S. Main Street
  Akron, OH

J. Gordon Hurst
  20 NW Fourth Street
  Evansville, IN

David E. Jones
  P. O. Box 468
  Piketon, OH

John R. Jones, III
  1 Riverside Plaza
  Columbus, OH

William J. Lhota
  1 Riverside Plaza
  Columbus, OH

Gerald P. Maloney
  1 Riverside Plaza
  Columbus, OH

James J. Markowsky
  1 Riverside Plaza
  Columbus, OH



Item 6.  OFFICERS AND DIRECTORS - continued
PART I. - Continued                     Allegheny                                           The            West
                      Allegheny         Power                             Monongahela       Potomac        Penn
                      Power             Service         AYP Capital,      Power             Edison         Power
                      System, Inc.      Corporation     Inc.              Company           Company        Company

Jackson H. Randolph
  P. O. Box 960
  Cincinnati, OH

Ronald G. Reherman
  20 NW Fourth Street
  Evansville, IN

Michael R. Whitley
  1 Quality Street
  Lexington, KY


                                    - 9 -

Item 6.  OFFICERS AND DIRECTORS - continued
PART I. - Continued                                                                   West Penn                        Indiana-
                                  Allegheny        Allegheny         West Virginia    West Virginia     Ohio Valley    Kentucky
                                  Generating       Pittsburgh        Power and        Water Power       Electric       Electric
                                  Company          Coal Company      Transmission     Company           Corporation    Corporation

Eileen M. Beck                    S                S                 S
  10435 Downsville Pike
  Hagerstown, MD

Klaus Bergman
  98 Cutter Hill Road
  Great Neck, NY

Nancy L. Campbell                 T                T                 T
  10435 Downsville Pike
  Hagerstown, MD

Richard J. Gagliardi
  10435 Downsville Pike
  Hagerstown, MD

Thomas K. Henderson               D
  10435 Downsville Pike
  Hagerstown, MD

Kenneth M. Jones                  VP D             D                 VP D
  10435 Downsville Pike
  Hagerstown, MD

James D. Latimer                                                                      D VP
  10435 Downsville Pike
  Hagerstown, MD

Michael P. Morrell                D VP             D
  10435 Downsville Pike
  Hagerstown, MD

Alan J. Noia                      D CH P           P D               P D                                D X
  10435 Downsville Pike
  Hagerstown, MD

Jay S. Pifer                                       VP D              D VP             P D
  800 Cabin Hill Drive
  Greensburg, PA

Victoria V. Schaff
  10435 Downsville Pike
  Hagerstown, MD

Peter J. Skrgic                   VP D             D                 D                                  D              D X
  800 Cabin Hill Drive
  Greensburg, PA

Eleanor Baum
  51 Astor Place, NY, NY

William L. Bennett
  3501 Frontage Road
  Tampa, FL

Wendell F. Holland
  1025 Laurel Oak Road
  Voorhees, NJ

Phillip E. Lint
  19 High Point Road
  Westport, CT


                                    - 10 -

Item 6.  OFFICERS AND DIRECTORS - continued
PART I. - Continued
                                                                                      West Penn                        Indiana-
                                  Allegheny        Allegheny         West Virginia    West Virginia     Ohio Valley    Kentucky
                                  Generating       Pittsburgh        Power and        Water Power       Electric       Electric
                                  Company          Coal Company      Transmission     Company           Corporation    Corporation

Edward H. Malone
  5601 Turtle Bay Drive
  Naples, FL

Frank A. Metz, Jr.
  P. O. Box 26
  Sloatsburg, NY

Steven H. Rice
  50 Main Street
  White Plains, NY

Gunnar E. Sarsten
  11436 Scarborough's Neck Rd.
  P. O. Box 459
  Belle Haven, VA

Peter L. Shea
  515 Madison Ave., NY, NY

Charles S. Ault
  800 Cabin Hill Drive
  Greensburg, PA

David C. Benson
  800 Cabin Hill Drive
  Greensburg, PA

Michael A. Dandrea
  800 Cabin Hill Drive
  Greensburg, PA

C. Vernon Estel
  1310 Fairmont Avenue
  Fairmont, WV

Donald R. Feenstra
  800 Cabin Hill Drive
  Greensburg, PA

Thomas J. Kloc                    C                C                 C                C D
  14035 Downsville Pike
  Hagerstown, MD

Karl V. Pfirrmann
  800 Cabin Hill Drive
  Greensburg, PA

Thomas E. Wallace
  800 Cabin Hill Drive
  Greensburg, PA

Robert R. Winter                                                                      VP D
  800 Cabin Hill Drive
  Greensburg, PA



Item 6.  OFFICERS AND DIRECTORS - continued
PART I. - Continued

                                                                                      West Penn                        Indiana-
                        Allegheny        Allegheny         West Virginia    West Virginia     Ohio Valley    Kentucky
                        Generating       Pittsburgh        Power and        Water Power       Electric       Electric
                        Company          Coal Company      Transmission     Company           Corporation    Corporation

John D. Brodt                                                                                 s S T          S T
  P. O. Box 468
  Piketon, OH

William N. D'Onofrio                                                                                                   D
  One Summit Square
  Fort Wayne, IN

E. Linn Draper, Jr.                                                                                     P D X          P D X
  1 Riverside Plaza
  Columbus, OH

Murray E. Edelman                                                                                       D
  P. O. Box 94661
  Cleveland, OH

Coulter R. Boyle, III                                                                                   D
  One Summit Square
  Fort Wayne, IN

David L. Hart                                                                                           VP             VP
  1 Riverside Plaza
  Columbus, OH

Chris Hermann                                                                                           D X
  P. O. Box 32030
  Louisville, KY

Allen M. Hill                                                                                           D
  P. O. Box 1247
  Dayton, OH

Willard R. Holland                                                                                      D X            D X
  76 S. Main Street
  Akron, OH

J. Gordon Hurst                                                                                                        D
  20 NW Fourth Street
  Evansville, IN

David E. Jones                                                                                          s VP           VP
  P. O. Box 468
  Piketon, OH

John R. Jones, III                                                                                      D
  1 Riverside Plaza
  Columbus, OH

William J. Lhota
  1 Riverside Plaza
  Columbus, OH

Gerald P. Maloney                                                                                       VP            VP
  1 Riverside Plaza
  Columbus, OH

James J. Markowsky                                                                                      D
  1 Riverside Plaza
  Columbus, OH


                                                                                      West Penn                        Indiana-
                                  Allegheny        Allegheny         West Virginia    West Virginia     Ohio Valley    Kentucky
                                  Generating       Pittsburgh        Power and        Water Power       Electric       Electric
                                  Company          Coal Company      Transmission     Company           Corporation    Corporation

Jackson H. Randolph                                                                                     D X
  P. O. Box 960
  Cincinnati, OH

Ronald G. Reherman                                                                                      D              D
  20 NW Fourth Street
  Evansville, IN

Michael R. Whitley                                                                                      D
  1 Quality Street
  Lexington, KY


                                    - 13 -

Item 6. OFFICERS AND DIRECTORS (continued)

        Part II. Financial connections of officers and directors as of December 31, 1996

Name of Officer                  Name and Location of            Positions Held in                Applicable
or Director                      Financial Institution           Financial Institution            Exemption Rule

M. R. Edelman                    Key Corporation                 Director                         Pub. Utility Holding
                                 Cleveland, OH                                                      Company Act
                                                                                                  Section 3(a)(1)

A. M. Hill                       Citizens Federal Bank,          Director                         No interlocking
                                   F.S.B.                                                         authority required
                                 Dayton, OH

William J. Lhota                 Huntington                      Director                         Rule 70(c) & (f)
                                   Bancshares, Inc.
                                 41 S. High Street
                                 Columbus, OH

R. C. Menge                      Fort Wayne National Bank        Director                         Rule 70 (a)(4)(c) & (d)
                                 Fort Wayne National
                                   Corporation                   Director                         Rule 70 (a)(4)(c) & (d)
                                 Fort Wayne, IN

J. H. Randolph                   PNC Bank OH, N.A.               Director                         Reg. 250.70 (e)
                                 Cincinnati, OH
                                 PNC Bank Corporation            Director                         Reg. 250.70 (e)
                                 Pittsburgh, PA

R. G. Reherman                   National City Bancshares Inc.   Director                         No interlocking
                                 Evansville, IN                                                   authority required


M. R. Whitley                    PNC Bank Kentucky               Director                         No interlocking
                                 Lexington, KY                                                    authority required


PART III.  Disclosures for System companies are as follows:

(1) Allegheny Power System, Inc. (APS), Allegheny Power Service Corporation (APSC), Monongahela Power Company (Monongahela and M), The Potomac Edison Company (Potomac Edison and PE), West Penn Power Company
(West Penn and WP), and Allegheny Generating Company (AGC)   sections of
the combined Annual Report on Form 10-K for 1996 of APS, M, PE, WP, and AGC on pages 15 through 21 and of the APS Proxy Statement on pages 22 through 25. The executive officers of APS are also executive officers of APSC and receive their compensation from APSC as shown on page 5 and together with the directors owned beneficially 81,536 shares of common stock of APS. APSC does not file a proxy statement or Form 10-K.

(2) Allegheny Pittsburgh Coal Company, West Virginia Power and Transmission Company, and West Penn West Virginia Water Power Company These companies do not file proxy statements or Form 10-K's. Their directors and executive officers do not receive any compensation from these companies, but receive compensation as employees of certain of the companies as reported in (1) above.


(3) Ohio Valley Electric Corporation and Indiana-Kentucky Electric Corporation. These companies do not file proxy statements or Form 10-K's. These companies are not wholly owned by Allegheny Power System, Inc., or its subsidiaries (see page 1 of this Form U5S) and none of their executive officers are employees of the Allegheny Power System companies. Except for two executive officers whose compensation was $199,043, directors and executive officers do not receive any compensation from these companies. The compensation and interest in System securities of directors who are employees of the Allegheny Power System companies are reported in (1) above.

                                  - 15 -
ITEM 6. Part III (continued)
(1) APS, AGC, M, PE, WPP
(from 1996 Form 10-K)

ITEM 11.   EXECUTIVE COMPENSATION

                 During 1996, and for 1995 and 1994, the annual compensation paid by the System companies, APS, APSC, Monongahela, Potomac Edison, West Penn and AGC directly or indirectly for services in all capacities to such companies to their Chief Executive Officer and each of the four most highly paid executive officers of the System whose cash compensation exceeded $100,000 was as follows:

                                             Summary Compensation Tables (a)
                                APS(b), Monongahela, Potomac Edison, West Penn and AGC(c)
                                                   Annual Compensation
                                                                                                    All
Name                                                                                                Other
and                                                                            Long-Term            Compen-
Principal                                                   Annual             Perform-             sation
Position(d)                        Year      Salary($)      Bonus($)(e)        ance Plan($)(f)      ($)(g)

Alan J. Noia,                      1996       360,000        253,750             131,071            92,769
Chief Executive Officer            1995       305,000        120,000                                48,983
                                   1994       236,336         57,000                                47,867

Klaus Bergman,                     1996       220,835         - 0 -(h)           239,327           119,258(i)
Chairman of the Board(h)           1995       515,000        187,500                                63,677
                                   1994       485,004        120,000                                91,458

Peter J. Skrgic,                   1996       245,000        176,300              96,119            24,830
Senior Vice President              1995       238,000         73,800                                37,830
                                   1994       213,336         50,000                                57,253

Jay S. Pifer,                      1996       230,000        112,000              87,381            30,949
Senior Vice President              1995       220,000         72,600                                34,098
                                   1994       189,996         39,000                                50,630

Richard J. Gagliardi               1996       175,008        100,800              52,429            17,898
Vice President                     1995       160,008         48,400                                18,769
                                   1994       142,008         32,500                                19,655

Kenneth M. Jones                   1996       175,500         62,000              52,429            25,688
Vice President                     1995       168,000         43,200                                28,217
                                   1994       160,008         31,000                                30,026



(a) The individuals appearing in this chart perform policy-making functions for each of the Registrants. The compensation shown is for all services in all capacities to APS, APSC and the Subsidiaries. All salaries and bonuses of these executives are paid by APSC.

(b)   APS has no paid employees.

(c)   AGC has no paid employees.

(d)   See Executive Officers of the Registrants for all positions held.

(e) Incentive awards are based upon performance in the year in which the figure appears but are paid in the following year. The incentive award plan will be continued for 1997.

(1) APS, AGC, M, PE, WPP
(from 1996 Form 10-K)

(f) In 1994, the Boards of Directors of APS, APSC and the Operating Subsidiaries implemented a Performance Share Plan (the "Plan") for senior officers which was approved by the shareholders of APS at the annual meeting in May 1994. The first Plan cycle began on January 1, 1994 and ended on December 31, 1996. The figure shown represents the dollar value to be paid to each of the named executive officers who participated in Cycle I. A second cycle began on January 1, 1995 and will end on December 31, 1997. A third cycle began on January 1, 1996 and will end on December 31, 1998. A fourth cycle began on January 1, 1997 and will end on December 31, 1999. After completion of each cycle, APS stock or cash may be paid if performance criteria have been met.

(g) Effective January 1, 1992, the basic group life insurance provided employees was reduced from two times salary during employment, which reduced to one times salary after 5 years in retirement, to a new plan which provides one times salary until retirement and $25,000 thereafter. Some executive officers and other senior managers remain under the prior plan. In order to pay for this insurance for these executives, during 1992 insurance was purchased on the lives of each of them. Effective January 1, 1993, APS started to provide funds to pay for the future benefits due under the supplemental retirement plan (Secured Benefit Plan) as described in note (d) on p. 18. To do this, APS purchased, during 1993, life insurance on the lives of the covered executives. The premium costs of both the 1992 and 1993 policies plus a factor for the use of the money are returned to APS at the earlier of (a) death of the insured or (b) the later of age 65 or 10 years from the date of the policy's inception. The figures in this column include the present value of the executives' cash value at retirement attributable to the current year's premium payment (based upon the premium, future valued to retirement, using the policy internal rate of return minus the corporation's premium payment), as well as the premium paid for the basic group life insurance program plan and the contribution for the 401(k) plan. For 1996, the figure shown includes amounts representing (a) the aggregate of life insurance premiums and dollar value of the benefit to the executive officer of the remainder of the premium paid on the Group Life Insurance program and the Executive Life Insurance and Secured Benefit Plans, and (b) 401(k) contributions as follows: Mr. Noia $88,269 and $4,500; Mr. Bergman $58,700 and $4,500; Mr. Skrgic $20,330 and $4,500; Mr. Pifer $26,449 and
      $4,500; Mr. Gagliardi $13,398 and $4,500; and Mr. Jones $21,188 and
      $4,500, respectively.

(1) APS, AGC, M, PE, WPP
(from 1996 Form 10-K)


(h) Mr. Bergman retired effective June 1, 1996 from his position as Chief Executive Officer of APS and each Subsidiary. He will retire from his position as Chairman of the Board effective May 8, 1997. Mr. Bergman did not receive an incentive award for 1996 because six months of service is required before an award may be granted.

(i) Included in this amount is $56,058 representing accrued vacation for which he was paid.


                     ALLEGHENY POWER SYSTEM PERFORMANCE SHARE PLAN UNITS AWARDED IN LAST FISAL YEAR (CYCLE III)


                                                                          Estimated Future Payout


                                                Performance      Threshold       Target       Maximum
                              Number of         Period Until     Number of      Number of     Number of
Name                           Shares              Payout         Shares         Shares        Shares


Alan J. Noia
Chief Executive Officer         6,114             1996-98        3,668            6,114        12,228

Peter J. Skrgic
Senior Vice President           4,367             1996-98        2,620            4,367         8,734

Jay S. Pifer
Senior Vice President           2,795             1996-98        1,677            2,795         5,590

Richard J. Gagliardi
Vice President                  2,445             1996-98        1,467            2,445         4,890

Kenneth M. Jones
Vice President                  1,747             1996-98        1,048            1,747         3,494



          The named executives were awarded the above number of shares for Cycle
III. Such number of shares are only targets. As described below, no payouts will be made unless certain criteria are met. Each executive's 1996-1998 target long-term incentive opportunity was converted into performance shares equal to an equivalent number of shares of APS common stock based on the price of such stock on December 31, 1995. At the end of this three-year performance period, the performance shares attributed to the calculated award will be valued based on the price of APS common stock on December 31, 1998 and will reflect dividends that would have been paid on such stock during the performance period as if they were reinvested on the date paid. If an executive retires, dies or otherwise leaves the employment of Allegheny Power prior to the end of the three-year period, the executive may still receive an award based on the number of months worked during the period. However, an executive must work at least eighteen months during the three-year period to be eligible for an award payout. The final value of an

(1) APS, AGC, M, PE, WPP
(from 1996 Form 10-K)


executive's account, if any, will be paid to the executive in stock or cash in early 1999.

          The actual payout of an executive's award may range from 0 to 200% of the target amount, before dividend re-investment. The payout is based upon customer and stockholder performance factors and APS's rankings versus the peer group. The combined customer and stockholder rating is then compared to a pre-established percentile ranking chart to determine the payout percentage of target. A ranking below 30% results in a 0% payout. The minimum payout begins at the 30% ranking, which results in a payout of 60% of target, ranging up to a payout of 200% of target if there is a 90% or higher ranking.




                                 DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE (a)
                            APS(b), Monongahela, Potomac Edison, West Penn and AGC (c)

                                                               Estimated
      Name and Capacities                                      Annual Benefits
        In Which Served                                        on Retirement (d)

      Alan J. Noia,                                               $275,998
      Chief Executive Officer (e)(f)

      Klaus Bergman,                                              $302,000
      Chairman of the Board (e)(g)

      Peter J. Skrgic,                                            $159,005
      Senior Vice President (e)(f)

      Jay S. Pifer,                                               $140,800
      Senior Vice President(e)(f)

      Richard J. Gagliardi
      Vice President(e)(f)                                        $111,075

      Kenneth M. Jones
      Vice President(e)(f)                                        $102,938



(a) The individuals appearing in this chart perform policy-making functions for each of the Registrants.

(b)   APS has no paid employees.

(c)   AGC has no paid employees.

(1) APS, AGC, M, PE, WPP
(from 1996 Form 10-K)

(d) Assumes present insured benefit plan and salary continue and retirement at age 65 with single life annuity. Under plan provisions, the annual rate of benefits payable at the normal retirement age of 65 are computed by adding (i) 1% of final average pay up to covered compensation times years of service up to 35 years, plus (ii) 1.5% of final average pay in excess of covered compensation times years of service up to 35 years, plus
      (iii) 1.3% of final average pay times years of service in excess of 35 years. Covered compensation is the average of the maximum taxable
      Social Security wage bases during the 35 years preceding the member's retirement. The final average pay benefit is based on the member's average total earnings during the highest-paid 60 consecutive calendar months or, if smaller, the member's highest rate of pay as of any July 1st. Effective July 1, 1994 the maximum amount of any employee's compensation that may be used in these computations was decreased to $150,000. Benefits for employees retiring between 55 and 62 differ from the foregoing.

      Pursuant to a supplemental plan (Secured Benefit Plan), senior executives of Allegheny Power System companies who retire at age 60 or over with 40 or more years of service are entitled to a supplemental retirement benefit in an amount that, together with the benefits under the basic plan and from other employment, will equal 60% of the executive's highest average monthly earnings for any 36 consecutive months. The earnings include 50% of the actual annual bonus paid effective February 1, 1996. The figures shown do not give any effect to bonus payments. The supplemental benefit is reduced for less than 40 years service and for retirement age from 60 to 55. It is included in the amounts shown where applicable. In order to provide funds to pay such benefits, effective January 1, 1993 the Company purchased insurance on the lives of the plan participants. The Secured Benefit Plan has been designed that if the assumptions made as to mortality experience, policy dividends, and other factors are realized, the Company will recover all premium payments, plus a factor for the use of the Company's money. The amount of the premiums for this insurance required to be deemed "compensation" by the SEC is described and included in the "All Other Compensation" column on page 52. All executive officers are participants in the Secured Benefit Plan. The figures shown do not include benefits from an Employee Stock Ownership and Savings Plan (ESOSP) established as a non-contributory stock ownership plan for all eligible employees effective January 1, 1976, and amended in 1984 to include a savings program. Under the ESOSP for 1996, all eligible employees may elect to have from 2% to 7% of their compensation contributed to the Plan as pre-tax contributions and an additional 1% to 6% as post-tax contributions. Employees direct the investment of these contributions into one or more available funds. Each System company matches 50% of the pre-tax contributions up to 6% of compensation with common stock of Allegheny Power System, Inc. Effective January 1, 1994 the maximum amount of any employee's compensation that may be used in these computations was decreased to $150,000. Employees' interests in the ESOSP vest immediately. Their pre-tax contributions may be withdrawn only upon meeting certain financial hardship requirements or upon termination of employment.

(e)   See Executive Officers of the Registrants for all positions held.

(f) The total estimated annual benefits on retirement payable to Messrs. Noia, Skrgic, Pifer, Gagliardi and Jones for services in all capacities to APS, APSC and the Subsidiaries is set forth in the table.

(g) Mr. Bergman retired effective June 1, 1996 as Chief Executive Officer and will retire effective May 8, 1997 as Chairman of the Board. The actual amount he is receiving for service in all capacities to APS, APSC and the Subsidiaries is set forth in the table.


                                     Change In Control Contracts

          In March 1996, APS entered into Change in Control contracts with certain Allegheny Power executive officers (Agreements). Each Agreement sets forth (i) the severance benefits that will be provided to the employee in the event the employee is terminated subsequent to a Change in Control of APS (as defined in the Agreements), and (ii) the employee's obligation to continue his or her employment after the occurrence of certain circumstances that could lead to a Change in

(1) APS, AGC, M, PE, WPP
(from 1996 Form 10-K)

Control. The Agreements provide generally that if there is a Change in Control, unless employment is terminated by APS for Cause, Disability or Retirement or by the employee for Good Reason (each as defined in the Agreements), severance benefits payable to the employee will consist of a cash payment equal to 2.99 times the employee's annualized compensation and APS will maintain existing benefits for the employee and the employee's dependents for a period of three years. Each Agreement initially expires on December 31, 1997 but will be automatically extended for one year periods thereafter unless either APS or the employee gives notice otherwise. Notwithstanding the delivery of such notice, the Agreements will continue in effect for thirty-six months after a Change in Control.


                                      Compensation of Directors

          In 1996, APS directors who were not officers or employees of System companies received for all services to System companies (a) $16,000 in retainer fees, (b) $800 for each committee meeting attended, except Executive Committee meetings, for which fees are $200, and (c) $250 for each Board meeting of each company attended, and 200 shares of APS common stock pursuant to the Restricted Stock Plan for Outside Directors. Under an unfunded deferred compensation plan, a director may elect to defer receipt of all or part of his or her director's fees for succeeding calendar years to be payable with accumulated interest when the director ceases to be such, in equal annual installments, or, upon authorization by the Board of Directors, in a lump sum. Subsequent to June 1, 1996, Mr. Bergman has received a fixed fee at the annual rate of $100,000 for services in all capacities to APS and the Subsidiaries.

          In addition to the fees mentioned above, the Chairperson of each of the Audit, Finance, Management Review, New Business, and Strategic Affairs Committees receives a further fee of $4,000 per year. The outside Directors also were covered by a Directors' Retirement Plan
(Plan) in 1996 which provides an annual pension equal to the retainer fee paid to the outside director at the time of his or her retirement, provided the director was serving at December 5, 1996, has at least five
(5) years of service and, except under special circumstances described in the Plan, serves until age 65. Directors elected after December 5, 1996 will not be covered under the Plan.

ITEM 12.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
               MANAGEMENT

          The table below shows the number of shares of APS common stock that are beneficially owned, directly or indirectly, by each director and named executive officer of APS, Monongahela, Potomac Edison, West Penn, and AGC and by all directors and executive officers of each such company as a group as of December 31, 1996. To the best of the knowledge of APS, there is no person who is a beneficial owner of more than 5% of the voting securities of APS.

(1) APS, AGC, M, PE, WPP
(from 1996 Form 10-K)


                                         Executive                   Shares of
                                         Officer or                     APS                 Percent
Name                                     Director of                Common Stock            of Class

Eleanor Baum                          APS,MP,PE,WP                      2,400            Less than .01%
William L. Bennett                    APS,MP,PE,WP                      3,050                  "
Klaus Bergman                         APS,MP,PE,WP,AGC                 12,207                  "
Richard J. Gagliardi                  APS                               4,852                  "
Thomas K. Henderson                   MP,PE,WP,AGC                      4,923                  "
Wendell F. Holland                    APS,MP,PE,WP                        573                  "
Kenneth M. Jones                      APS,AGC                           5,470                  "
Phillip E. Lint                       APS,MP,PE,WP                      1,033                  "
Edward H. Malone                      APS,MP,PE,WP                      1,868                  "
Frank A. Metz, Jr.                    APS,MP,PE,WP                      2,617                  "
Michael P. Morrell                    APS,MP,PE,WP,AGC                      0                  "
Alan J. Noia                          APS,MP,PE,WP,AGC                 13,263                  "
Jay S. Pifer                          APS,MP,PE,WP                      9,251                  "
Steven H. Rice                        APS,MP,PE,WP                      2,868                  "
Gunnar E. Sarsten                     APS,MP,PE,WP                      6,400                  "
Peter L. Shea                         APS,MP,PE,WP                      2,100                  "
Peter J. Skrgic                       APS,MP,PE,WP,AGC                  6,714                  "



All directors and executive officers
of APS as a group (18 persons)                                         81,536            Less than .08%

All directors and executive officers
of MP as a group (23 persons)                                         100,119                  "

All directors and executive officers
of PE as a group (22 persons)                                          99,491                  "

All directors and executive officers
of WP as a group (22 persons)                                         100,108                  "

All directors and executive officers
of AGC as a group (9 persons)                                         53,374                   "



All of the shares of common stock of Monongahela (5,891,000), Potomac Edison (22,385,000), and West Penn (24,361,586) are owned by APS. All of the common stock of AGC is owned by Monongahela (270 shares), Potomac Edison (280 shares), and West Penn (450 shares).


ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          In connection with the relocation of the New York office, Allegheny Power made available to each employee involved in the relocation an interest-free loan of up to 95% of the appraised equity in the employee's current residence for the purchase of a new residence. The loan terms required repayment to Allegheny Power upon actual relocation. In addition, relocating employees were reimbursed by Allegheny Power for interest paid on a new mortgage until the actual date of relocation. On October 10, 1995, Allegheny Power made an interest-free loan in the amount of $215,000 to Richard J. Gagliardi, a Vice President of APS. On December 7, 1995, Allegheny Power made an interest-free loan in the amount of $75,000 to Thomas K. Henderson, a Vice President of Monongahela, Potomac Edison and West Penn. On January 5, 1996, Allegheny Power made an interest-free loan in the amount of $61,000 to Peter J. Skrgic, a Senior Vice President of APS and a Vice President of Potomac Edison and AGC. On June 21, 1996, Allegheny Power made an interest-free loan in the amount of $85,000 to Eileen M. Beck, Secretary of APS, Monongahela, Potomac Edison, West Penn and AGC. All outstanding balances on these loans were repaid in full in 1996.

(1) APS
(from 1997 Proxy Statement)


                                 MANAGEMENT REVIEW COMMITTEE REPORT

GENERAL

          The compensation program for executive officers of the Company and its subsidiaries is directed by the Management Review Committee of the Company's Board of Directors. The Committee recommends the annual compensation program for each year to the Board of Directors of the Company and of each subsidiary for its approval.

          The Committee believes that with the advent of competition to this industry a larger portion of compensation should be included in incentive plans. For 1997, compensation will include more pay "at risk."

          The executive compensation program is intended to meet three objectives:

          Create a strong link between executive compensation and total return to stockholders, reliable and economical service to customers which assures customer satisfaction, environmental stewardship, and System financial stability, integrity, and overall performance.

          Offer compensation opportunities that are competitive above the median level of opportunity in the marketplace, at expected levels of performance.

          Ensure internal compensation equity-- maintaining a reasonable relationship between compensation and the duties and responsibilities of each executive position.

EXECUTIVE COMPENSATION PROGRAM

          The Company's executive compensation program has three components: salary and short-term and long-term incentive awards.

          The Company's executive compensation is both market- and performance-based. The Committee believes that it is necessary to use both market- and performance-based compensation to meet the challenges of intensifying competitive, economic, and regulatory pressures.

          To ensure that the System's salary structure and total compensation continue to be competitive, they are compared each year through an annual compensation survey with those of comparable electric utilities--20 or more in recent years. The survey companies are neither similar in type and size to the System, contiguous to our geographic territory, or have a similar fuel mix.

          In 1996, over 80% of these survey companies are included in the Dow Jones Electric Index to which the Company's performance is compared on page 14 of this proxy statement. This comparison, conducted by a national compensation consulting firm, involves matching System positions, including the Chief Executive Officer (CEO), with those in the survey companies that have comparable duties and responsibilities. For 1996, the survey indicated that the System's executive salary structure was slightly below the median. This survey data became the basis for the consulting firm's recommendations as to market prices for each position and total compensation in line with the survey average for comparable positions.

          Base Salary

          The base salaries of all executive officers, including the CEO, are reviewed annually by the Committee, which makes recommendation to the Board of Directors. In recommending base salary levels, the Committee gives most weight to the performance of each executive. The Committee receives a report from the CEO including (a) the performance evaluation of each executive (other than himself) based on that executive's position-specific responsibilities and performance evaluation by his or her supervisor, and (b)a specific salary recommendation for each. In determining its recommendations to the Board, the Committee also takes into consideration operating performance, including such factors as safety, efficiency, competitive position, customer satisfaction, and financial results, including such things as total return, earnings per share, quality of earnings, dividends paid, and dividend payout ration.

          Annual Performance Incentive Plan:

          The Allegheny Power System Annual Performance Incentive Plan (the Incentive Plan) is designed to supplement base salaries and provide cash incentive compensation opportunities to attract, retain, and motivate a senior group of managers of Allegheny Power including executive officers selected by the Management Review Committee. The Incentive Plan provides for establishment of individual incentive awards based on meeting specific predetermined corporate performance targets. The performance targets are based on net income available to common shareholders, achieved shareholder return, overall corporate financial results (changes in earnings per share, quality of earnings, dividends paid per share and dividend payout ratios), cost of service to customers and System performance, including competitive position. In addition, personal performance goals as to operating factors such as efficiency and safety are set on a position specific basis for participants.

          Specific operating, management, or financial areas to be emphasized, as well as performance targets, are determined each year by the Committee with the recommendations of the CEO. If the corporate performance targets are not met, no awards are paid. The target awards under the 1996 Incentive Plan were determined by the Committee, and participants could earn up to 1-1/2 times the target award. For the 1996 Incentive Plan the targets were $175,000 for Mr. Noia and from $50,000 to $125,000 for the other named officers. Targets for other participants ranged from $50,000 to approximately 25% or less of 1996 base salary. Incentive Plan awards earned are paid in the year after the year for which they are earned. Awards earned for performance in 1994, 1995, and 1996 are set forth in the Summary Compensation Table for those years under the column "Incentive Award" for the individuals named therein.

          Performance Share Plan:

          The Allegheny Power System Performance Share Plan (the Performance Plan) is designed as an aid in attracting and retaining individuals of outstanding ability and in rewarding them for total shareholder return and continuous provision of economical service to customers by the Company. Nine executive officers of the Company were selected by the Management Review Committee to participate in Cycle I (1994-1996); seven in Cycle II (1995-1997); eleven in Cycle III (1996-1998); and twelve in Cycle IV (1997-1999) of the Performance Plan. The Performance Plan provides for the establishment of corporate incentive awards based on meeting specific stockholder and customer performance rankings (total stockholder return ranking in the Dow Jones Electric Utility Index and cost of customer service versus nine other utilities).

          The Cycle I target awards under the Performance Plan ranged from $30,000 for the named officers to $75,000 for Mr. Noia and $170,000 for Mr. Bergman. These amounts would equate to 1,132 to 6,415 shares under the Plan. The actual award calculated under the Plan equaled 125% of the target amount. The dollar value of such shares calculated as of December 31, 1996, including reinvested dividends, is included in the compensation table on page 10.

          The Cycle II target awards range from $25,000 to $100,000 for Mr. Noia. These amounts equate to 1,149 to 4,598 targeted shares of stock as of January 1, 1995, the start of the performance cycle. The Cycle III target awards range from $25,000 to $175,000 for Mr. Noia, which equate to 873 to 6,114 shares under the Plan at January 1, 1996. The fourth cycle became effective January 1, 1997, and provides target awards ranging from $30,000 to $230,000 for Mr. Noia or 988 to 7,572 shares.

          The actual payouts will be determined in 1998 for Cycle II, in 1999 for Cycle III, and in 2000 for Cycle IV, after completion of each cycle and determination of the actual stockholder and customer rankings. The actual awards will be paid in Company stock and can range from 0 to 200% of the targeted shares noted above, before including reinvested dividends.

          The target opportunity and the corresponding number of equivalent performance shares allocated to each named executive officer for Cycle III are listed in the Performance Share Plan Table on page 12.

          For Mr. Noia, the Management Review Committee developed salary and incentive award recommendations for the Board's consideration. The base salary recommendation was based upon the Committee's evaluation of his performance as Chief Operating Officer through May 1996 and as CEO for the balance of the year, and of his responsibilities in the context of the Company's overall financial and operating performance, including the factors described in the next sentence, and the quality and cost of service rendered to its customers. The incentive award recommendation was based primarily on 1996 corporate financial results, including total shareholder return, changes in earnings per share, quality of earnings, dividends paid per share, and dividend payout ratios. The overall quality and cost of service rendered to customers and overall Allegheny Power performance, including competitive position, were also considered. Mr. Noia's 1996 total compensation reflected the Committee's evaluation of his performance as Chief Operating Officer and then as CEO, and the described 1996 overall results.

          The executive compensation program, which is annually reviewed by the Committee and the Board, is intended to reward the individual performance of each executive relative to the overall financial performance of the Company, the service provided to customers, and its cost. The program is further intended to provide competitive compensation to help the Company attract, motivate, and retain the executives needed to ensure continued stockholder return and reliable and economical electric service to customers.

          Section 162(m) of the Internal Revenue Code generally limits to $1 million the corporate deduction for compensation paid to executive officers named in the Proxy Statement, unless certain requirements are met. This Committee has carefully considered the effect of this tax code provision on the current executive compensation program. At this time, Allegheny's deduction for officer compensation is not limited by the provisions of Section 162(m). The Committee intends to take such actions with respect to the executive compensation program, if necessary, to preserve the corporate tax deduction for executive compensation paid.

          No current member of the Management Review Committee is or ever was an employee of the Company or any of its subsidiaries.

                                              Frank A. Metz, Jr., Chairman
                                              Eleanor Baum
                                              Steven H. Rice
                                              Gunnar E. Sarsten

ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS


                                                              Calendar Year 1996

         Part I. Between System Companies


                                                                                                   In Effect
                                                                                        Date of    on Dec. 31
Transaction                         Serving Company   Receiving Company   Compensation  Contract   (Yes or No)

Operating, maintenance, accounting, Mon Power         Potomac Edison      $233,377      5/29/73    Yes
 supervisory, and other adminis-                                                        effective
 trative or other services                                                              5/31/74

West Penn Power Company has an Operational Service Contract with The Potomac
Edison Company (effective 12/23/77) for which the compensation was less than $100,000 in 1996.

West Penn Power Company tests meters for The Potomac Edison Company. The compensation for this service was $9,966 in 1996.


 Part II. Between System Companies and others

                                                                                                 In effect
                                                                                      Date of    on Dec.31
Transaction             Serving Company          Receiving Company      Compensation  Contract   (Yes or No)

Engineering, drafting   American Electric Power  Ohio Valley Electric   $  991,293    12/27/56     Yes
  and other technical   Service Corporation      Corporation
  and administrative

Engineering, drafting   American Electric Power  Indiana-Kentucky       $1,125,296    12/27/56     Yes
  and other technical   Service Corporation      Electric Corporation
  and administrative

Maintenance Services    Appalachian Power        Ohio Valley Electric   $  612,845    1/1/79       Yes
                           Company                     Corporation


Ohio Valley Electric Corporation has a Maintenance Service Contract (effective 7/10/69) with Cincinnati Gas & Electric Company, Indiana-Kentucky Electric Corporation has an Operational Service Contract (effective 6/28/55) with Indiana Michigan Power Company and a Maintenance Service Contract (effective 1/1/79) with Appalachian Power Company. The compensation for each of these contracts was less than $100,000 in 1996.

         Part III.

              None.

ITEM 9.             FINANCIAL STATEMENTS AND EXHIBITS


FINANCIAL STATEMENTS

Financial statements are filed as listed on Page A of Appendix 1.

EXHIBITS

EXHIBIT A.          Financial Statements incorporated herein by
                    reference are as follows:

The financial statements of Allegheny Power System, Inc. and its subsidiaries, and of Monongahela Power Company, The Potomac Edison Company, West Penn Power Company and its subsidiaries, and Allegheny Generating Company, listed under ITEM 8 of their combined Annual Report on Form 10-K for the year ended December 31, 1996, together with the reports of Price Waterhouse LLP with respect thereto, all dated February 5, 1997 are incorporated in this Annual Report by reference to such Annual Reports on Form 10-K.

                         *******************************************

                             CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the foregoing incorporation by reference in this Annual Report on Form U5S of our reports which apply to the financial statements and schedules in the above-mentioned Annual
Report on Form 10-K.

                                         /s/ Price Waterhouse
                                             PRICE WATERHOUSE LLP
   New York, New York
   April 29, 1997

   EXHIBIT B.       Constituent instruments defining the rights of
                    holders of equity securities of system companies are incorporated herein by reference as listed on pages F-1 and F-2 of Appendix 2.

   EXHIBIT C.       Constituent instruments defining the rights of
                    holders of debt securities of System companies are incorporated herein by reference as listed on pages
                    F-3 and F-4 of Appendix 2.

   EXHIBIT D.       Tax Allocation Agreement, dated June 13, 1963, as
                    amended November 3, 1993 and further amended
                    December 1, 1994, is incorporated by reference to the Form U5S for 1994, Appendix 2, Exhibit D.

   EXHIBIT E.       None

   EXHIBIT F.       None

                                          SIGNATURE


        The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                          ALLEGHENY POWER SYSTEM, INC.

                                          /s/ Thomas K. Henderson

                                          By
                                              Thomas K. Henderson
                                              Counsel for
                                              Allegheny Power System, Inc.




Dated:  May 1, 1997

                                 APPENDIX 1





                CONSOLIDATING AND OTHER FINANCIAL STATEMENTS
                            (See Index on Page A)

    ALLEGHENY POWER SYSTEM, INC. AND SUBSIDIARY COMPANIES


    INDEX TO APPENDIX 1--CONSOLIDATING AND OTHER FINANCIAL STATEMENTS




                                                  Consolidating Statements                   Other Statements
                                     Allegheny Power    West Penn      AYP Capital,
                                      System, Inc.    Power Company        Inc.       Indiana-Kentucky  Ohio Valley
                                     and Subsidiary   and Subsidiary  and Subsidiary      Electric       Electric
                                          Companies        Companies       Companies       Corporation  Corporation

    Balance Sheets -
      December 31, 1996                  A-1, 2           B-1, 2          C-1, 2            D-1             D-4

    Statements of Income -
      Year ended December 31, 1996         A-3             B-3             C-3              D-2             D-5

    Statements of Retained Earnings
     and Other Paid-in Capital -
      Year ended December 31, 1996         A-4             B-4             C-4               -               -

    Statements of Cash Flows
      Year ended December 31, 1996         A-5             B-5             C-5              D-3             D-6

    Long-Term Debt of Subsidiaries -
      December 31, 1996                 A-6, 7, 8           -               -                -               -




                                  - 31 -                                A-1


    ALLEGHENY POWER SYSTEM, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1996
                (000's)


                 ASSETS                APS       APSC       MP         PE          WPP      Subtotal
                                                                              (See page B-1)
    Property, plant and equipment:
      At original cost                      -     1,534  1,879,622  2,124,956    3,182,208  7,188,320
      Accumulated depreciation              -    (1,282)  (790,650)  (791,257)  (1,152,383)(2,735,572)

    Investments and other assets:
      Securities of subsidiaries
         consolidated:
        Common stock, at equity     2,180,534         -          -          -            -  2,180,534
        Excess of cost over book
         equity at acquisition         15,077         -          -          -            -     15,077
      Investment in APC:
        Common stock, at equity             -         -     (3,149)    (3,149)      (6,297)   (12,595)
        Advances                            -         -      3,495      3,617        7,061     14,173
      AGC - common stock, at equity         -         -     54,798     56,827       91,330    202,955
      Securities of associated
        company                         1,250         -          -          -            -      1,250
      Nonutility investment                 -         -          -          -            -          -
      Benefit plan's investments       63,197         -          -          -            -     63,197
      Other                                 -        27          -        174          117        318

    Current assets:

      Cash and temporary cash
        investments                     5,425        83      2,290      1,444        5,160     14,402
      Accounts receivable:
        Electric service                    -         -     67,564     96,795      128,764    293,123
        Allowance for uncollectible
         accounts                           -         -     (1,948)    (1,580)     (11,524)   (15,052)
        Affiliated and other              703    24,046     13,365      2,968       20,251     61,333

      Notes receivable from
        affiliates                      2,415         -          -          -        2,900      5,315
      Materials and supplies -
        at average cost:
        Operating and construction          -         -     19,785     23,775       34,011     77,571
        Fuel                                -         -     16,694     15,019       26,247     57,960
      Prepaid taxes                         -         -     18,332     17,649       20,688     56,669
      Deferred income taxes                 -         -      6,442      3,983       29,003     39,428
      Other                                66       342      4,250      3,779        7,492     15,929

    Deferred charges:
      Deferred power costs                  -         -          -          -        7,211      7,211
      Regulatory assets                     -         -    171,692     94,919      284,099    550,710
      Unamortized loss on
        reacquired debt                     -         -     15,256     18,010       10,990     44,256
      Other                                 8     7,538      8,917      9,957       12,409     38,829

               Total assets         2,268,675    32,288  1,486,755  1,677,886    2,699,737  8,165,341


                                   - 32 -                               A-1a

    ALLEGHENY POWER SYSTEM, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1996
                (000's)

                                                                                                       APS Inc.
                                                                          Combined  Eliminations,    Consolidated
                ASSETS              Subtotal     APC      AGC      AYP     Totals       etc.            Totals
                                                                (See page C-1)
    Property, plant and equipment:
      At original cost              7,188,320    4,040  837,051  176,802  8,206,213       -            8,206,213
      Accumulated depreciation     (2,735,572)     (16)(176,178)   1,744 (2,910,022)      -           (2,910,022)

    Investments and other assets:
      Securities of subsidiaries
         consolidated:
        Common stock, at equity     2,180,534        -        -        -  2,180,534   (2,180,534)(1)           -
        Excess of cost over book
         equity at acquisition         15,077        -        -        -     15,077       -               15,077
      Investment in APC:
        Common stock, at equity       (12,595)       -        -        -    (12,595)      12,595 (1)           -
        Advances                       14,173        -        -        -     14,173      (14,173)(2)           -
      AGC - common stock, at equity   202,955        -        -        -    202,955     (202,955)(1)           -
      Securities of associated
        company                         1,250        -        -        -      1,250       -                1,250
      Nonutility investment                 -        -        -    2,791      2,791       -                2,791
      Benefit plan's investments       63,197        -        -        -     63,197       -               63,197
      Other                               318        -        -        -        318       -                  318


    Current assets:
      Cash and temporary cash
        investments                    14,402       58      131    4,651     19,242       -               19,242
      Accounts receivable:
        Electric service              293,123        -        -    2,083    295,206       -              295,206
        Allowance for uncollectible
          accounts                    (15,052)       -        -        -    (15,052)      -              (15,052)
        Affiliated and other           61,333        -    1,337   12,705     75,375      (53,169)(3)      22,188
                                                                                             (18)(2)
      Notes receivable from
        affiliates                      5,315        -        -        -      5,315       (5,315)(2)           -
      Materials and supplies -
        at average cost:
        Operating and construction     77,571        -    2,091    2,395     82,057       -               82,057
        Fuel                           57,960        -        -    2,795     60,755       -               60,755
      Prepaid taxes                    56,669        -    3,861    2,175     62,705         (595)(12)     62,110
      Deferred income taxes            39,428        -        -        -     39,428       -               39,428
      Other                            15,929        -      238      157     16,324       -               16,324

    Deferred charges:
      Deferred power costs              7,211        -        -        -      7,211       -                7,211
      Regulatory assets               550,710        -   14,475        -    565,185       -              565,185
      Unamortized loss on
        reacquired debt                44,256        -    9,147        -     53,403       -               53,403
      Other                            38,829       12      255       17     39,113       (7,484)(11)     31,629

               Total assets         8,165,341    4,094  692,408  208,315  9,070,158   (2,451,648)      6,618,510


                                  - 33 -                                 A-2


    ALLEGHENY POWER SYSTEM, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1996
                (000's)


     CAPITALIZATION AND LIABILITIES     APS       APSC        MP            PE           WPP      Subtotal
                                                                                    (see page B-2)
    Capitalization:
      Common stock of Allegheny
       Power System, Inc.              152,300         -            -             -            -   152,300
      Common stock of affiliate
       consolidated                          -         -            -             -            -         -
      Common stock of subsidiaries
       consolidated                          -        50      294,550       447,700      465,994 1,208,294
      Other paid-in capital          1,028,124         -        2,441         2,690       55,475 1,088,730
      Retained earnings                988,667         -      215,221       227,726      441,283 1,872,897

    Preferred stock of subsidiaries:
        Not subject to mandatory
          redemption                         -         -       74,000        16,378       79,708   170,086

      Long-term debt
        (see pages A-6, A-7, A-8)            -         -      474,841       628,431      905,243 2,008,515

      Notes and advances payable
       to affiliates                         -         -            -             -            -         -


    Current liabilities:
      Short-term debt                   87,307         -       28,239         7,497       33,387   156,430
      Long-term debt due
          within one year                    -         -       15,500           800            -    16,300
      Notes payable to affiliates            -         -        2,900             -            -     2,900
      Accounts payable to affiliates     5,341     1,754       10,170        17,896        7,985    43,146
      Accounts payable - others          5,796     9,750       12,997        33,152       74,229   135,924
      Taxes accrued:
        Federal and state income             -     2,703        3,788           123          250     6,864
        Other                                -       542       21,463        11,542       28,649    62,196
      Interest accrued:
        Affiliate                            -         -            -             -            -         -
        Other                              696         -        8,234         9,412       15,741    34,083
      Deferred power costs                   -         -       12,419           319       10,107    22,845
      Restructuring liability                -     5,219       13,997        14,970       27,134    61,320
      Other                                 86     7,966       13,613        13,405       21,341    56,411

    Deferred credits and
       other liabilities:
      Unamortized investment credit          -         -       20,446        23,622       47,786    91,854
      Deferred income taxes                  -         -      225,841       183,727      429,122   838,690
      Regulatory liabilities                 -         -       18,553        13,906       33,302    65,761
      Other                                358     4,304       17,542        24,590       23,001    69,795

          Total capitalization and
              liabilities            2,268,675    32,288    1,486,755     1,677,886    2,699,737 8,165,341


                                 - 34 -                                 A-2a

    ALLEGHENY POWER SYSTEM, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1996
                (000's)

                                                                                                        APS Inc.
                                                                            Combined Eliminations,    Consolidated
     CAPITALIZATION AND LIABILITIES  Subtotal    APC       AGC       AYP     Totals      etc.            Totals
                                                                  (See page C-2)
    Capitalization:
      Common stock of Allegheny
       Power System, Inc.             152,300         -         -        -   152,300       -              152,300
      Common stock of affiliate
       consolidated                         -         1         1        1         3           (3)(1)           -
      Common stock of subsidiaries
       consolidated                 1,208,294         -         -        - 1,208,294   (1,208,294)(1)           -
      Other paid-in capital         1,088,730       555   202,954   31,284 1,323,523     (295,399)(1)   1,028,124
      Retained earnings             1,872,897   (13,150)        -   (3,880)1,855,867     (867,200)(1)     988,667

    Preferred stock of subsidiaries:
     Not subject to mandatory
       redemption                     170,086         -         -        -   170,086       -              170,086

    Long-term debt
       (see pages A-6, A-7, A-8)    2,008,515         -   228,634  160,000 2,397,149       -            2,397,149

      Notes and advances payable
       to affiliates                        -    14,173         -       13    14,186      (14,186)(2)           -

    Current liabilities:

      Short-term debt                 156,430         -         -        -   156,430       -              156,430
      Long-term debt due
         within one year               16,300         -    10,600        -    26,900       -               26,900
      Notes payable to affiliates       2,900     2,415         -        -     5,315       (5,315)(2)           -
      Accounts payable to affiliates   43,146        15       222    2,821    46,204      (46,204)(3)           -
      Accounts payable - others       135,924         -         -   12,551   148,475       (1,744)(3)     147,161
      Taxes accrued:                                                                          430 (12)
        Federal and state income        6,864        80         -      229     7,173       -                7,173
        Other                          62,196         -         -      900    63,096         (735)(12)     62,361
      Interest accrued:
        Affiliate                           -         5         -        -         5           (5)(2)           -
        Other                          34,083         -     4,709    1,838    40,630       -               40,630
      Deferred power costs             22,845         -         -        -    22,845       -               22,845
      Restructuring liability          61,320         -         -        -    61,320       (5,219)(3)      56,101
      Other                            56,411         -         -    1,025    57,436                       57,436

    Deferred credits and
       other liabilities:
      Unamortized investment credit    91,854         -    49,665        -   141,519       -              141,519
      Deferred income taxes           838,690         -   168,168      939 1,007,797       (7,484)(11)  1,000,023
                                                                                             (290)(12)
      Regulatory liabilities           65,761         -    27,455        -    93,216       -               93,216
      Other                            69,795         -         -      594    70,389       -               70,389

          Total capitalization and
              liabilities           8,165,341     4,094   692,408  208,315 9,070,158   (2,451,648)      6,618,510


                                   - 35 -                               A-3

   ALLEGHENY POWER SYSTEM, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31,  1996
                   (000's)


                                           APS     APSC       MP        PE         WPP       Subtotal
    Electric operating revenues:                                              (see page B-3)
      Residential                              -        -   206,032   324,120       402,083   932,235
      Commercial                               -        -   121,631   146,432       224,663   492,726
      Industrial                               -        -   200,971   196,814       355,120   752,905
      Wholesale and other,
         including affiliates                  -  123,658    86,472    34,900        74,328   319,358
      Bulk power transactions, net             -        -    17,365    24,495        32,930    74,790
               Total operating revenues        -  123,658   632,471   726,761     1,089,124 2,572,014

    Operating expenses:
     Operation:
       Fuel                                    -        -   135,835   137,311       239,337   512,483
       Purchased power and exchanges, net      -        -   101,596   141,029       126,908   369,533
       Deferred power costs, net               -        -    (3,053)    5,039        13,635    15,621
       Other                               1,046  117,628    76,101    89,753       151,642   436,170

      Maintenance                              -      998    74,735    62,248       104,211   242,192
      Restructuring charges and asset
        write-offs                             -      344    24,300    26,094        53,343   104,081
      Depreciation                             -      252    55,495    71,259       119,066   246,072
      Taxes other than income taxes            1    4,181    40,417    45,809        90,132   180,540
       Federal and state income taxes          -      211    34,494    34,132        47,455   116,292


Total operating expenses                   1,047  123,614   539,920   612,674       945,729 2,222,984
                  Operating income        (1,047)      44    92,551   114,087       143,395   349,030

    Other income and deductions:
      Allowance for other than borrowed
        funds used during construction         -        -       313     1,410         1,434     3,157




      Other, net                         215,669       36     6,831    11,791        13,439   247,766

           Total other income
              and deductions             215,669       36     7,144    13,201        14,873   250,923
         Income before interest charges
           and preferred dividends       214,622       80    99,695   127,288       158,268   599,953

    Interest charges and preferred
     dividends:
      Interest on long-term debt               -        -    36,652    47,982        64,988   149,622
      Other interest                       4,575       80     1,950     2,214         6,084    14,903

      Allowance for borrowed funds
       used during construction                -        -      (359)   (1,083)       (1,289)   (2,731)
      Dividends on preferred stock
       of subsidiaries                         -        -         -                       -         -
        Total interest charges and
          preferred dividends              4,575       80    38,243    49,113        69,783   161,794

        Net income                       210,047        -    61,452    78,175        88,485   438,159


                                   - 36 -                              A-3a

    ALLEGHENY POWER SYSTEM, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31,  1996
                   (000's)

                                                                                                         APS Inc.
                                                                               Combined Eliminations,   Consolidate
                                          Subtotal    APC      AGC      AYP     Totals      etc.          Totals
    Electric operating revenues:                                      (See page C-3)
      Residential                          932,235        -        -            932,235      -             932,235
      Commercial                           492,726        -        -            492,726      -             492,726
      Industrial                           752,905        -        -            752,905      -             752,905
      Wholesale and other,
         including affiliates              319,358        -   83,402       14   402,774    (204,856)(4)     74,260
                                                                                           (123,658)(5)
      Bulk power transactions, net          74,790        -        -      733    75,523                     75,523
               Total operating revenues  2,572,014        -   83,402      747 2,656,163    (328,514)     2,327,649

    Operating expenses:
     Operation:
       Fuel                                512,483        -        -      727   513,210      -             513,210
       Purchased power and exchanges, net  369,533        -        -        -   369,533    (185,176)(4)    184,357
       Deferred power costs, net            15,621        -        -        -    15,621      -              15,621
       Other                               436,170        -    3,865    1,383   441,418     (19,680)(4)    299,817
                                                                                                430 (12)
                                                                                           (122,351)(5)

Maintenance                                242,192        -    1,300      820   244,312        (998)(5)    243,314
      Restructuring charges and asset
        write-offs                         104,081        -        -      129   104,210        (345)(5)    103,865
      Depreciation                         246,072        -   17,160       14   263,246      -             263,246
      Taxes other than income taxes        180,540        -    4,801      767   186,108        (735)(12)   185,373
       Federal and state income taxes      116,292        -   13,297   (2,189)  127,400         287 (8)    127,992
                                                                                                305 (12)
               Total operating expenses  2,222,984        -   40,423    1,651 2,265,058    (328,263)     1,936,795
                  Operating income         349,030        -   42,979     (904)  391,105        (251)       390,854

    Other income and deductions:
      Allowance for other than borrowed
        funds used during construction       3,157        -        -        -     3,157      -               3,157
                                                                                                287 (8)
                                                                                                428 (1)
                                                                                                (36)(5)
                                                                                               (120)(6)
      Other, net                           247,766     (184)       3     (566)  247,019        (771)(7)      4,370
                                                                                                441 (1)
                                                                                           (242,878)(9)
           Total other income
              and deductions               250,923     (184)       3     (566)  250,176    (242,649)         7,527
         Income before interest charges
           and preferred dividends         599,953     (184)  42,982   (1,470)  641,281    (242,900)       398,381

    Interest charges and preferred
     dividends:
      Interest on long-term debt           149,622        -   15,235    1,838   166,695        (544)(7)    166,387
                                                                                                236 (12)
      Other interest                        14,903      120      958        -    15,981        (227)(7)     15,398
                                                                                               (120)(6)
                                                                                               (236)(12)
      Allowance for borrowed funds
       used during construction             (2,731)       -        -        -    (2,731)     -              (2,731)
      Dividends on preferred stock
       of subsidiaries                           -        -        -        -         -       9,280 (10)     9,280
        Total interest charges and
          preferred dividends              161,794      120   16,193    1,838   179,945       8,389        188,334

        Net income                         438,159     (304)  26,789   (3,308)  461,336    (251,289)       210,047


                                   - 37 -                                A-4

    ALLEGHENY POWER SYSTEM, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
     FOR YEAR ENDED DECEMBER 31, 1996
                  (000's)


                                          APS       MP       PE         WPP       Subtotal
             RETAINED EARNINGS                                     (see page B-4)

     Balance at January 1, 1996          983,340  208,761  216,852       451,719  1,860,672

     Add:
        Net Income                       210,047   61,452   78,175        88,485    438,159

Total                                  1,193,387  270,213  295,027       540,204  2,298,831

     Deduct:
        Dividends on common stock of
          Allegheny Power System, Inc.   204,720        -        -             -    204,720
        Dividends on capital stock
         of subsidiary companies:
           Preferred                           -    5,038      818         3,424      9,280
           Common                              -   49,954   66,483        95,497    211,934
               Total deductions          204,720   54,992   67,301        98,921    425,934

     Balance at December 31, 1996        988,667  215,221  227,726       441,283  1,872,897


           OTHER PAID-IN CAPITAL

     Balance at January 1, 1996          995,701    2,441    2,690        55,475  1,056,307


     Add (Deduct):

     Excess of amounts received from
          sales of common stock over
          the par value thereof           32,423     -        -          -           32,423

        Common stock dividends paid out
          of other paid-in capital         -         -        -          -                -

        Other paid-in capital from
          APS, Inc.                        -         -        -          -                -




     Balance at December 31, 1996      1,028,124    2,441    2,690        55,475  1,088,730


                                   - 38 -                                A-4a

    ALLEGHENY POWER SYSTEM, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
     FOR YEAR ENDED DECEMBER 31, 1996
                  (000's)


                                                                                                                   APS Inc.
                                                                                      Combined    Eliminations,  Consolidated
                                          Subtotal       APC        AGC       AYP      Totals        etc.           Totals
             RETAINED EARNINGS                                           (See page C-4)

     Balance at January 1, 1996            1,860,672    (12,846)     4,155     (572)  1,851,409     (868,069)        983,340

     Add:
        Net Income                           438,159       (304)    26,789   (3,308)    461,336     (251,289)        210,047

               Total                       2,298,831    (13,150)    30,944   (3,880)  2,312,745   (1,119,358)      1,193,387

     Deduct:
        Dividends on common stock of

Allegheny Power System, Inc.                 204,720          -          -        -     204,720        -             204,720
        Dividends on capital stock
          of subsidiary companies:
           Preferred                           9,280          -          -        -       9,280       (9,280)(10)          -
           Common                            211,934          -     30,944        -     242,878     (242,878)(9)           -
               Total deductions              425,934          -     30,944        -     456,878     (252,158)        204,720

     Balance at December 31, 1996          1,872,897    (13,150)         -   (3,880)  1,855,867     (867,200)        988,667


           OTHER PAID-IN CAPITAL

     Balance at January 1, 1996            1,056,307        555    209,999    1,837   1,268,698     (272,997)        995,701


     Add (Deduct):

        Excess of amounts received from
          sales of common stock over
          the par value thereof               32,423      -          -                   32,423        -              32,423

        Common stock dividends paid out
          of other paid-in capital                 -      -         (7,045)              (7,045)       7,045               -

        Other paid-in capital from
          APS, Inc.                                -      -          -       29,447      29,447      (29,447)(1)           -




     Balance at December 31, 1996          1,088,730        555    202,954   31,284   1,323,523     (295,399)      1,028,124


                                    - 39 -                               A-5

    ALLEGHENY POWER SYSTEM, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1996
                      (000's)

                                                  APS     APSC     MP        PE          WPP       Subtotal
                                                                                   (see page B-5)
    Cash Flows from Operations:
       Net Income                               210,047       *   61,452    78,175         88,485   438,159
       Depreciation                                   -       -   55,495    71,259        119,066   245,820
       Deferred investment credit and
         income taxes, net                            -       -    7,739     5,156          2,022    14,917
       Deferred power costs, net                      -       -   (3,053)    5,039         13,635    15,621
       Unconsolidated subsidiaries' dividends
         in excess of earnings                        -       -    3,100     3,211          5,191    11,502
       Allowance for other than borrowed
         funds used during construction (AOFDC)       -       -     (313)   (1,410)        (1,434)   (3,157)
       Restructuring liability                        -       -   13,735    15,801         25,879    55,415
       Changes in other current assets
          and liabilities:
         Accounts receivable, net                  (680) (4,973)   4,357    (2,016)        23,671    20,359
         Materials and supplies                       -       -    5,125     6,768          8,847    20,740
         Accounts payable                         7,010   9,358   (9,969)    4,184        (14,809)   (4,226)
         Taxes accrued                                -   2,704   (3,565)   (4,232)         4,622      (471)
Interest accrued                           200       -     (343)     (226)          (149)     (518)
       Other, net                               (15,630) (7,205)  12,898     1,769         (2,759)  (10,927)


             Total Cash Flows from Operations   200,947    (116) 146,658   183,478        272,267   803,234

    Cash Flows from Investing:
       Construction expenditures                      -     164  (72,578)  (86,256)      (130,606) (289,276)
       AOFDC                                          -       -      313     1,410          1,434     3,157
       Investments in subsidiaries              (33,035)      -        -         -              -   (33,035)
       Nonutility Investments                         -       -        -         -              -         -
             Total Cash Flows from Investing    (33,035)    164  (72,265)  (84,846)      (129,172) (319,154)

    Cash Flows from Financing:
       Sale of common stock                      33,847       -        -         -              -    33,847
       Issuance of long-term debt                     -       -        -         -              -         -
       Retirement of long-term debt                   -       -  (18,500)  (18,700)             -   (37,200)
       Short-term debt, net                       8,612       -    1,271   (14,140)       (36,831)  (41,088)
       Notes receivable from affiliates            (325)      -        -         -         (2,900)   (3,225)
       Dividends on capital stock:
         Preferred stock                              -       -   (5,038)     (818)        (3,424)   (9,280)
         Common stock                          (204,720)      -  (49,954)  (66,483)       (95,497) (416,654)
             Total Cash Flows from Financing   (162,586)      -  (72,221) (100,141)      (138,652) (473,600)

    Net Change in Cash and Temporary
       Cash Investments**                         5,326      48    2,172    (1,509)         4,443    10,480
    Cash and Temporary Cash Investments at
      January 1                                      99      35      118     2,953            717     3,922
    Cash and Temporary Cash Investments at
      December 31                                 5,425      83    2,290     1,444          5,160    14,402

    Supplemental cash flow information:
      Cash paid during the year for:
       Interest (net of amount capitalized)       3,806       7   37,190    47,580         65,149   153,732
       Income taxes                                   -   1,259   31,064    37,694         57,126   127,143


 *Pursuant to service contracts, Allegheny Power Service Corporation's expenses
  ($123,694) have been apportioned to System companies.
**Temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

                                   - 40 -                              A-5a

    ALLEGHENY POWER SYSTEM, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1996
                      (000's)

                                                                                                                        APS Inc.
                                                                                            Combined  Eliminations,   Consolidated
                                                Subtotal    APC        AGC        AYP        Totals       etc.           Totals
                                                                             (See page C-5)
    Cash Flows from Operations:
       Net Income                                438,159      (304)    26,789      (3,308)    461,336    (251,289)        210,047
       Depreciation                              245,820         -     17,160          14     262,994         252 (5)     263,246
       Deferred investment credit and
         income taxes, net                        14,917         -     10,898         939      26,754      (5,577)(5)      20,887
                                                                                                             (290)(12)
       Deferred power costs, net                  15,621         -          -           -      15,621      -               15,621
       Unconsolidated subsidiaries' dividends
          in excess of earnings                    11,502         -          -           -      11,502     (11,502)              -
       Allowance for other than borrowed
         funds used during construction (AOFDC)   (3,157)        -          -           -      (3,157)     -               (3,157)
       Restructuring liability                    55,415         -          -         129      55,544      -               55,544
       Changes in other current assets
          and liabilities:
         Accounts receivable, net                 20,359         -      3,937     (14,726)      9,570      10,000          19,570
         Materials and supplies                   20,740         -        (43)     (5,190)     15,507      -               15,507
         Accounts payable                         (4,226)       15        206      15,065      11,060      (9,321)          1,739
         Taxes accrued                              (471)        9       (113)      1,129         554        (735)(12)       (181)
         Interest accrued                           (518)        -       (442)      1,838         878      -                  878
       Other, net                                (10,927)        9     (3,182)     28,989      14,889     (29,589)         (8,780)
                                                                                                              595 (12)
                                                                                                             (252)(5)
                                                                                                            5,577 (5)
             Total Cash Flows from Operations    803,234      (271)    55,210      24,879     883,052    (292,131)        590,921

    Cash Flows from Investing:
       Construction expenditures                (289,276)        -       (178)          -    (289,454)     -             (289,454)
       AOFDC                                       3,157         -          -           -       3,157      -                3,157
       Investments in subsidiaries               (33,035)        -          -           -     (33,035)     33,035               -
       Nonutility Investments                          -         -          -    (180,245)   (180,245)          -        (180,245)
             Total Cash Flows from Investing    (319,154)        -       (178)   (180,245)   (499,577)     33,035        (466,542)

    Cash Flows from Financing:
       Sale of common stock                       33,847         -          -           -      33,847      -               33,847
       Issuance of long-term debt                      -         -          -     160,000     160,000      -              160,000
       Retirement of long-term debt              (37,200)        -    (16,943)          -     (54,143)     -              (54,143)
       Short-term debt, net                      (41,088)      324          -           -     (40,764)     (3,224)        (43,988)
       Notes receivable from affiliates           (3,225)        -          -           -      (3,225)      3,225               -
       Dividends on capital stock:
         Preferred stock                          (9,280)        -          -           -      (9,280)      9,280               -
         Common stock                           (416,654)        -    (37,989)          -    (454,643)    249,923        (204,720)
             Total Cash Flows from Financing    (473,600)      324    (54,932)    160,000    (368,208)    259,204        (109,004)

    Net Change in Cash and Temporary
       Cash Investments**                         10,480        53        100       4,634      15,267         108          15,375
    Cash and Temporary Cash Investments at
      January 1                                    3,922         5         31          17       3,975        (108)          3,867
    Cash and Temporary Cash Investments at
      December 31                                 14,402        58        131       4,651      19,242           -          19,242

    Supplemental cash flow information:
      Cash paid during the year for:
         Interest (net of amount capitalized)    153,732         -     15,703           -     169,435        (235)        169,200
         Income taxes                            127,143      (180)     6,256      (1,182)    132,037           -         132,037


 *Pursuant to service contracts, Allegheny Power Service Corporation's expenses
  ($123,694) have been apportioned to System companies.
**Temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

                                                                       A-6
    ALLEGHENY POWER SYSTEM, INC.

    Long-Term Debt of Subsidiaries at December 31, 1996
                                            (000's)


Date of           Principal
    First mortgage bonds:                          Issue             Amount
       Monongahela Power Company:
           6-1/2% Series Due 1997                  1967                15,000
           5-5/8% Series Due 2000                  1993                65,000
           7-3/8% Series Due 2002                  1992                25,000
           7-1/4% Series Due 2007                  1992                25,000
           8-5/8% Series Due 2021                  1991                50,000
           8-1/2% Series Due 2022                  1992                65,000
           8-3/8% Series Due 2022                  1992                40,000
           7-5/8% Series Due 2025                  1995                70,000
             Total                                                    355,000
          Less current maturities                                      15,000
                                                                      340,000

       The Potomac Edison Company:
           5-7/8% Series Due 2000                  1993                75,000
           8%         Series Due 2006              1991                50,000
           8-7/8% Series Due 2021                  1991                50,000
           8%         Series Due 2022              1992                55,000
           7-3/4% Series Due 2023                  1993                45,000
           8%         Series Due 2024              1994                75,000
           7-5/8% Series Due 2025                  1995                80,000
           7-3/4% Series Due 2025                  1995                65,000
             Total                                                    495,000



       West Penn Power Company:
          5-1/2% Series JJ, Due 1998               1993               102,000
          6-3/8% Series KK, Due 2003               1993                80,000
          7-7/8% Series GG, Due 2004               1991                70,000
          7-3/8% Series HH, Due 2007               1992                45,000
          8-7/8% Series FF, Due 2021               1991               100,000
          7-7/8% Series II, Due 2022               1992               135,000
          8-1/8% Series LL, Due 2024               1994                65,000
          7-3/4% Series MM, Due 2025               1995                30,000
             Total                                                    627,000

       Total first mortgage bonds                                   1,477,000
          Less current maturities                                      15,000


                                                                        A-7
   ALLEGHENY POWER SYSTEM, INC.

    Long-Term Debt of Subsidiaries at December 31, 1996 (Cont'd)
     (000's)

                                                                                       Liability
                                    Date of        Date of        Interest  Due Within
                                     Issue         Maturity         Rate    One Year  Long-Term
    Debentures:
     Allegheny Generating Company   9- 1-93        9- 1-23         6.875%              100,000
                                    9- 1-93        9- 1-03         5.625%               50,000
                                                                                       150,000
    Quarterly Income Debt Securities:
     Monongahela Power Company      6-19-95         6-30-25        8.00 %               40,000


The Potomac Edison Company          6-30-95         6-30-25        8.00 %               45,457
     West Penn Power Company        6-12-95         6-30-25        8.00 %               70,000
                                                                                       155,457
    Secured notes:
     Pleasants pollution control facilities:
        Monongahela Power Company  11- 1-77   11-1-98 to 11-1-07   6.375%               14,500
                                   11- 1-77        11- 1-12        6.375%                3,000
                                    5-15-95         5- 1-15        6.150%               25,000
                                                                                        42,500
        The Potomac Edison Company 11- 1-77   11-1-98 to 11-1-07  6.300 %               30,000
                                    5-15-95         5- 1-15        6.150%               21,000
                                                                                        51,000
        West Penn Power Company    11- 1-77   11-1-98 to 11-1-07   6.125%               45,000
                                    5-15-95         5- 1-15        6.150%               31,500
                                                                                        76,500

       Mitchell pollution control facilities:
        West Penn Power Company     3- 1-93         3- 1-03       4.950 %               61,500
                                    5-15-95         4- 1-14        6.050%               15,400
                                                                                        76,900

       Fort Martin pollution control facilities:
        Monongahela Power Company   4- 1-93         4- 1-13       5.950 %                7,050
        The Potomac Edison Company  4- 1-93         4- 1-13       5.950 %                8,600
        West Penn Power Company     4- 1-93         4- 1-13       5.950 %                7,750
                                                                                        23,400
       Harrison pollution control facilities:
        Monongahela Power Company   4-15-92        4-15-22         6.875%                5,000
                                    5-1-93         5- 1-23         6.250%               10,675
                                    7-15-94        8- 1-24         6.750%                8,825
                                                                                        24,500

        The Potomac Edison Company  4-15-92        4-15-22         6.875%                6,550
                                    5-1-93         5- 1-23         6.250%               13,990
                                    7-15-94        8- 1-24         6.750%               11,560
                                                                                        32,100

        West Penn Power Company     4-15-92        4-15-22         6.875%                8,450
                                    5-1-93         5- 1-23         6.300%               18,040
                                    7-15-94        8- 1-24         6.750%               14,910
                                                                                        41,400

         Total secured notes                                                           368,300


                                                                        A-8
    ALLEGHENY POWER SYSTEM, INC.


    Long-Term Debt of Subsidiaries at December 31, 1996 (Cont'd)
     (000's)                                                                          Liability
                                      Date of    Date of          Interest  Due Within
                                       Issue    Maturity            Rate    One Year Long-Term

    Unsecured notes:
      Hatfield's Ferry pollution control
         facilities:
           Monongahela Power Company  2- 1-77   2-1-96 to 2-1-02   6.30 %       500      2,560
                                      2- 1-77   2-1-03 to 2-1-07   6.40 %                1,000
                                      2- 1-77     2-1-12           6.40 %                3,000
                                                                                500      6,560
           The Potomac Edison Company 2- 1-77   2-1-96 to 2-1-02   6.30 %       800      4,000
           West Penn Power Company    2- 1-77   2-1-00 to 2-1-07   6.10 %               14,435
      Total unsecured notes                                                   1,300     24,995

    Installment purchase obligations:
      Monongahela Power Company -
      Rivesville pollution control
             facilities               4- 1-88    4- 1-98           6.875%                3,055
      Willow Island pollution control
             facilities               4- 1-88    4- 1-98           6.875%               10,145
          Albright pollution control  4- 1-88    4- 1-98           6.875%                5,900
                                                                                        19,100
    Medium-term notes:
       Allegheny Generating Company   Various   1997-1998         5.75-7.93% 10,600     60,000
       AYP Energy, Inc.              10-31-96   10-31-01           6.780%              160,000

    Commercial paper:
       Allegheny Generating Company   Various    Various            7.00*               19,992

    Unamortized debt discount and premium, net:
       Monongahela Power Company                                                        (4,869)
       The Potomac Edison Company                                                       (7,726)
       West Penn Power Company                                                          (8,742)
       Allegheny Generating Company                                                     (1,358)
        Total unamortized debt discount and premium, net                               (22,695)

     *Weighted average interest rate at December 31, 1996.


                                   -  44  -                             B-1


     WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

     CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1996
                        (000's)


                                                             West Virginia Power
                                                             and Transmission
                                                             Company and Subsidiary
                                                             West Virginia  West Penn                              Consolidated
                                                   West Penn   Power and  West Virginia                               Totals
                                                     Power   Transmission     Water      Combined  Eliminations,   (Carried to
                        ASSETS                      Company     Company   Power Company   Totals       etc.         page A-1)

     Property, plant and equipment:
       At original cost                            3,179,804        2,394           10   3,182,208            -      3,182,208
       Accumulated depreciation                   (1,152,383)           -            -  (1,152,383)           -     (1,152,383)

     Investments and other assets:
       Securities of subsidiaries consolidated         2,445            1            -       2,446       (2,446)(1)          -
       Equity in undistributed earnings
           of subsidiaries                             1,425            -            -       1,425       (1,425)(2)          -
        Indebtedness of subsidiary consolidated-
           not current                                     -           13            -          13          (13)(3)          -
        Investment in Allegheny Pittsburgh
            Coal Company:
           Common stock, at equity                    (6,297)           -            -      (6,297)           -         (6,297)
            Advances                                   7,061            -            -       7,061            -          7,061
        Investment in Allegheny Generating Company
           Common stock, at equity                    91,330            -            -      91,330            -         91,330
       Other                                             117            -            -         117            -            117

     Current assets:
       Cash and temporary cash investments             3,541        1,619            -       5,160            -          5,160
       Accounts receivable:
         Electric service                            128,764            -            -     128,764            -        128,764
         Allowance for uncollectible accounts        (11,524)           -            -     (11,524)           -        (11,524)
         Affiliated and other                         20,251            -            -      20,251            -         20,251
       Note receivable                                 2,900            -            -       2,900            -          2,900
       Materials and supplies - at average cost:
         Operating and construction                   34,011            -            -      34,011            -         34,011
         Fuel                                         26,247            -            -      26,247            -         26,247
       Prepaid taxes                                  20,688            -            -      20,688            -         20,688
       Deferred income taxes                          29,003            -            -      29,003            -         29,003
       Other                                           7,491            1            -       7,492            -          7,492

     Deferred charges:
       Deferred power costs                            7,211            -            -       7,211            -          7,211
       Regulatory assets                             284,099            -            -     284,099            -        284,099
       Unamortized loss on reacquired debt            10,990            -            -      10,990            -         10,990
       Other                                          12,409            -            -      12,409            -         12,409

                Total assets                       2,699,583        4,028           10   2,703,621       (3,884)     2,699,737


                                  -  45  -                               B-2

     WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

     CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1996
                        (000's)


                                                              West Virginia Power
                                                              and Transmission
                                                              Company and Subsidiary
                                                              West Virginia  West Penn                            Consolidated
                                                   West Penn    Power and  West Virginia                             Totals
                                                     Power    Transmission     Water     Combined Eliminations,   (Carried to
            CAPITALIZATION AND LIABILITIES          Company      Company   Power Company  Totals      etc.          page A-2)

     Capitalization:
       Common stock of West Penn Power Company        465,994            -            -   465,994            -         465,994
       Common stock of subsidiaries consolidated            -        3,000            1     3,001       (3,001)(1)           -
       Other paid-in capital                           55,475         (555)           -    54,920          555 (1)      55,475
       Retained earnings                              441,283        1,428           (3)  442,708       (1,425)(2)     441,283

       Preferred stock:
           Not subject to mandatory redemption         79,708            -            -    79,708            -          79,708
       Long-term debt and QUIDS                       905,243            -            -   905,243            -         905,243
       Indebtedness to affiliated consolidated -
           not current                                      -            -           13        13          (13)(3)           -

     Current liabilities:
       Short-term debt                                 33,387            -            -    33,387            -          33,387
       Accounts payable to affiliates                   7,985            -            -     7,985            -           7,985
       Accounts payable - others                       74,229            -            -    74,229            -          74,229
       Taxes accrued:
            Federal and state income                      250            -            -       250            -             250
           Other                                       28,550           99            -    28,649            -          28,649
       Interest accrued                                15,741            -            -    15,741            -          15,741
       Deferred power costs                            10,107            -            -    10,107            -          10,107
       Restructuring liability                         27,134            -            -    27,134            -          27,134
       Other                                           21,341            -            -    21,341            -          21,341

     Deferred credits and other liabilities:
       Unamortized investment credit                   47,786            -            -    47,786            -          47,786
       Deferred income taxes                          429,122            -            -   429,122            -         429,122
       Regulatory liabilities                          33,302            -            -    33,302            -          33,302
       Other                                           22,946           55            -    23,001            -          23,001

              Total capitalization and liabilities  2,699,583        4,027           11 2,703,621       (3,884)      2,699,737


                                   -  46  -                              B-3

     WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

     CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31,  1996
                       (000's)


                                                             West Virginia Power
                                                             and Transmission
                                                             Company and Subsidiary
                                                             West Virginia  West Penn                              Consolidated
                                                  West Penn    Power and  West Virginia                               Totals
                                                    Power    Transmission     Water      Combined  Eliminations,   (Carried to
                                                   Company      Company   Power Company   Totals       etc.         page A-3)
     Electric operating revenues:
       Residential                                   402,083            -            -     402,083            -        402,083
       Commercial                                    224,663            -            -     224,663            -        224,663
       Industrial                                    355,120            -            -     355,120            -        355,120
       Wholesale and other, including affiliates      74,328            -            -      74,328            -         74,328
       Bulk power transactions, net                   32,930            -            -      32,930            -         32,930

                   Total operating revenues        1,089,124            -            -   1,089,124            -      1,089,124

     Operating expenses:
       Operation:
         Fuel                                        239,337            -            -     239,337            -        239,337
         Purchased power and exchanges, net          126,908            -            -     126,908            -        126,908
         Deferred power costs, net                    13,635            -            -      13,635            -         13,635
         Other                                       151,642            -            -     151,642            -        151,642
       Maintenance                                   104,211            -            -     104,211            -        104,211
       Restructuring charges and asset write-offs     53,343            -            -      53,343            -         53,343
       Depreciation                                  119,066            -            -     119,066            -        119,066
       Taxes other than income taxes                  90,132            -            -      90,132            -         90,132
        Federal and state income taxes                47,455            -            -      47,455            -         47,455
                   Total operating expenses          945,729            -            -     945,729            -        945,729
                   Operating income                  143,395            -            -     143,395            -        143,395

     Other income and deductions:
       Allowance for other than borrowed funds
         used during construction                      1,434            -            -       1,434            -          1,434
       Other, net                                     13,439        1,337            -      14,776       (1,337)(2)     13,439
              Total other income and deductions       14,873        1,337            -      16,210       (1,337)        14,873
                Income before interest charges       158,268        1,337            -     159,605       (1,337)       158,268

     Interest charges:
       Interest on long-term debt                     64,988            -            -      64,988            -         64,988
       Other interest                                  6,084            -            -       6,084            -          6,084
       Allowance for borrowed funds used during
          construction                                (1,289)           -            -      (1,289)           -         (1,289)
                  Total interest charges              69,783            -            -      69,783            -         69,783

         Net income                                   88,485        1,337            -      89,822       (1,337)        88,485


                                    -  47  -                             B-4

    WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
        FOR YEAR ENDED DECEMBER 31, 1996
                    (000's)


                                                      West Virginia Power
                                                      and Transmission
                                                      Company and Subsidiary
                                                      West Virginia  West Penn                           Consolidated
                                            West Penn   Power and  West Virginia                            Totals
                                              Power   Transmission     Water    Combined Eliminations,   (Carried to
                                             Company     Company   Power Company Totals      etc.         page A-4)
               RETAINED EARNINGS

     Balance at January 1, 1996               451,719          301           (3) 452,017         (298)(2)    451,719

     Add:
        Net Income                             88,485        1,337            -   89,822       (1,337)(2)     88,485

               Total                          540,204        1,638           (3) 541,839       (1,635)       540,204

     Deduct:
        Dividends on capital stock of
          West Penn Power Co.:
           Preferred stock
               4-1/2%                           1,337            -            -    1,337            -          1,337
               4.20% Series B                     210            -            -      210            -            210
               4.10% Series C                     205            -            -      205            -            205
               Auction                          1,672            -            -    1,672            -          1,672
           Common stock                        95,497          210            -   95,707         (210)(2)     95,497

                           Total deductions    98,921          210            -   99,131         (210)        98,921

     Balance at December 31, 1996             441,283        1,428           (3) 442,708       (1,425)       441,283


             OTHER PAID-IN CAPITAL

     Balance at December 31, 1996              55,475         (555)           -   54,920          555 (1)     55,475


                                   -  48  -                              B-5

    WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1996
                     (000's)



                                                        West Virginia Power
                                                        and Transmission
                                                        Company and Subsidiary
                                                        West Virginia  West Penn                           Consolidated
                                              West Penn   Power and  West Virginia                            Totals
                                                Power   Transmission     Water    Combined Eliminations,   (Carried to
                                               Company     Company   Power Company Totals      etc.         page A-5)
    Cash Flows from Operations:
       Net Income                                88,485        1,337            -   89,822       (1,337)(2)     88,485
       Depreciation                             119,066            -            -  119,066            -        119,066
       Deferred investment credit and
          income taxes, net                       2,022            -            -    2,022            -          2,022
       Deferred power costs, net                 13,635            -            -   13,635            -         13,635
       Unconsolidated subsidiaries' dividends
          in excess of earnings                   5,191            -            -    5,191            -          5,191
       Allowance for other than borrowed funds
             used during construction (AOFDC)    (1,434)           -            -   (1,434)           -         (1,434)
       Restructuring liability                   25,879            -            -   25,879            -         25,879
       Changes in other current assets and
          liabilities:
             Accounts receivable, net            23,671            -            -   23,671            -         23,671
             Materials and supplies               8,847            -            -    8,847            -          8,847
             Accounts payable                   (14,809)           -            -  (14,809)           -        (14,809)
             Taxes accrued                        4,618            4            -    4,622            -          4,622
             Interest accrued                      (149)           -            -     (149)           -           (149)
       Other, net                                (2,605)        (154)           -   (2,759)           -         (2,759)
            Total Cash Flows from Operations    272,417        1,187            -  273,604       (1,337)       272,267

    Cash Flows from Investing:
       Construction expenditures               (130,606)           -            - (130,606)           -       (130,606)
       AOFDC                                      1,434            -            -    1,434            -          1,434
            Total Cash Flows from Investing    (129,172)           -            - (129,172)           -       (129,172)

    Cash Flows from Financing:
       Notes receivable from affiliates          (2,900)           -            -   (2,900)           -         (2,900)
       Short-term debt                          (36,831)           -            -  (36,831)           -        (36,831)
       Dividends on capital stock:
         Preferred stock                         (3,424)           -            -   (3,424)           -         (3,424)
         Common stock                           (95,497)           -            -  (95,497)           -        (95,497)
            Total Cash Flows from Financing    (138,652)           -            - (138,652)           -       (138,652)

    Net Change in Cash and Temporary
       Cash Investments*
    Cash and Temporary Cash Investments at
     January 1                                    3,256        1,187            -    4,443            -          4,443


    WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1996
                     (000's)


                    (cont'd.)


    Cash and Temporary Cash Investments at
     December 31                                    283          434            -      717            -            717
                                                  3,539        1,621            -    5,160            -          5,160

    Supplemental cash flow information:
       Cash paid during the year for:
          Interest (net of amount capitalized)   65,149            -            -   65,149            -         65,149
          Income taxes                           56,677          449            -   57,126            -         57,126


 *Temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

         INTERCOMPANY ELIMINATIONS AND RECLASSIFICATIONS - DECEMBER 31, 1996 Shown on Pages B-1, B-2, B-3, B-4, and B-5
         (000's)


       (1)
    Common stock of subsidiaries consolidated                                                       3001
         Securities of subsidiaries consolidated                                                             2446
         Other paid in capital                                                                                555

            To eliminate in consolidation the par or stated value of intercompany investments.
              See schedule below for details.

                                                     Par of stated   Other
                                                       value of     Paid-in   Investment
                                                     Common Stock   Capital     Total
     Company

      Owned by West Penn Power Company:
          West Virginia Power & Transmission Company       3,000       (555)     2,445

      Owned by West Virginia Power & Transmission Company
          West Penn West Virginia Water Power Company          1          -          1
                                                           3,001       (555)     2,446


       (2)
    Retained earnings - undistributed earnings of subsidiaries at January 1, 1996                             298
          Other income and deductions - other, net                                                           1337
    Investment in subsidiaries consolidated - equity in undistributed earnings                     1,425
          Common Stock dividend - WVP&T                                                              210
            To eliminate undistributed earnings of subsidiaries at January 1, 1996 and net income and dividends for the year ended December 31, 1996


       (3)
    Indebtedness to affiliated consolidated - not current                                             13
          Indebtedness of subsidiary consolidated - not current                                                13

             To eliminate intercompany indebtedness


     WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

     DATA FOR U5S
         1996
       (000's)




     Item 5 - Investment in Securities of Non-System Companies

                 Various                                Miscellaneous
                 RIDC Industrial Development Fund       Capital Stock        8,200

     Item 6 - Investments in System Securities
                                                                                                Value
                                                                           Number               Books    Value
                                                                          of Shares              of        to
     Name of Owner        Name of Issuer                Security Owned      Owned              Issuer     Owner

     West Penn Power Co.  Allegheny Pittsburgh Coal Co. Capital Stock        5,000              (6,297)   (6,297)
                          West Virginia Power &
                             Transmission Co.           Capital Stock      30,000                3,874     3,871
                          Allegheny Generating Co.      Capital Stock          450              91,330    91,330
                                                                                                88,907    88,904
     West Virginia Power  West Penn West Virginia
       & Transmission Co.    Water Power Co.            Capital Stock             5                 (3)        1


                                                                       D-1
         INDIANA-KENTUCKY ELECTRIC CORPORATION

           BALANCE SHEET--DECEMBER 31, 1996
                       UNAUDITED
                        (000's)


                        Assets

    Electric plant - at original cost, including $4,703,000
        construction work in progress                               391,472
            Less - Accumulated provisions for depreciation and
                        amortization                                319,262
                                                                     72,210

    Current assets:
        Cash and cash equivalents                                       573
        Accounts receivable                                              62
        Coal in storage, at average cost                             11,448
        Coal sold under agreement to be repurchased                  11,000
        Materials and supplies, at average cost                       8,474
        Interest receivable                                               1
        Prepaid expenses and other                                      582
                                                                     32,140

    Deferred charges and Other:
        Future federal income tax benefits                           51,005
        Unrecognized postemployment benefits                            733
        Unrecognized pension expense                                   4676
        Unrecognized postretirement benefits                          17324
        Deferred depreciation - coal switch                           4,131
        Prepaids and other                                              571
                                                                     78,440

      TOTAL ASSETS                                                  182,790

            Capitalization and Liabilities

    Capitalization:
        Common stock, without par value, stated
            at $200 per share -
                Authorized - 100,000 shares
                Outstanding - 17,000 shares                           3,400


    Current liabilities:
        Accounts payable                                             12,311
        Coal purchase obligation                                     11,000
        Accrued taxes                                                 2,722
        Accrued interest and other                                    1,963
                                                                     27,996
    Deferred credits:
        Accrued pension liability                                     4,676
        Customer advances for construction                            4,017
        Advances from parent - construction                          70,549
        Antitrust settlement                                          2,595
        Deferred credit-tax benefit obligation                       51,005
        Postretirement benefits obligation                           17,324
        Postemployment benefits obligation                              733
        Deferred credit - allowances                                    495
                                                                    151,394

      TOTAL CAPITALIZATION AND LIABILITIES                          182,790


                                                                    D-2
    INDIANA-KENTUCKY ELECTRIC CORPORATION

        STATEMENT OF INCOME

    FOR YEAR ENDED DECEMBER 31, 1996
             UNAUDITED
              (000's)



    Operating revenues:
       Sale of electric energy                                  158,916
       Other operating revenues                                      67

                    Total operating revenues                    158,983

    Operating expenses:
        Fuel consumed in operation                              117,246
        Other operation                                          16,213
        Maintenance                                              16,511
        Provision for depreciation and amortization               5,682
        Taxes, other than federal income taxes                    3,387

                    Total operating expenses                    159,039

                    Operating loss                                  (57)

    Interest income and other                                        59

                    Income before interest charges                    2


    Interest charges                                                  2

                    Net income                                     -

                                                                        D-3
    INDIANA-KENTUCKY ELECTRIC CORPORATION

           STATEMENT OF CASH FLOWS


       FOR YEAR ENDED DECEMBER 31, 1996
                  UNAUDITED
                   (000's)

    Cash From Operations:
        Net Income                                                     -
        Adjustments to reconcile net income to net
            cash (used) provided by operating activities:
            Depreciation                                              5,682
            Changes in assets and liabilities:
                Accounts receivable                                     292
                Coal in storage and coal sold under agreement
                  to be repurchased                                    (802)
                Materials and supplies                                 (353)
                Prepaid expenses and other                             (199)
                Accounts payable                                      1,819
                Accrued taxes                                          (221)
                Accrued interest and other                              165
                Other                                                  (289)

                    Net cash provided by operating activities         6,094

    Investing Activities:
        Reimbursement for plant replacements and
            additional facilities                                     1,107
        Net electric plant additions                                 (1,323)
        Advances from parent                                         (5,682)

                    Net cash used by investing activities            (5,898)

    Financing Activities:
        Coal purchase obligation                                          0

                    Net cash provided by financing activities             0

                    Net increase in cash and cash equivalents           195

    Cash and cash equivalents, beginning of year                        378

    Cash and cash equivalents, end of year                              573


    Supplemental Disclosures
    Interest paid                                                       743

    Federal income taxes paid                                          -


    For purposes of this statement, the company considers temporary cash investments to be cash equivalents since they are readily convertible into cash and have maturities of less than three months.

          OHIO VALLEY ELECTRIC CORPORATION                           D-4

          BALANCE SHEET--DECEMBER 31, 1996
                     UNAUDITED


                      (000's)
                       Assets

    Electric plant - at original cost, including $2,208,000
        construction work in progress                            272,902
            Less - Accumulated provisions for depreciation
               and amortization                                  265,770
                                                                   7,132
    Investments and other:
        Special funds held by trustee                                  0
        Investment in subsidiary company                           3,400
        Advances to subsidiary - construction                     70,549
                                                                  73,949
    Current assets:
        Cash and cash equivalents                                  2,436
        Accounts receivable                                       21,460
        Coal in storage, at average cost                           6,964
        Coal sold under agreement to be repurchased                8,000
        Materials and supplies, at average cost                   10,334
        Property taxes applicable to subsequent years              3,600
        SO2 Allowances                                                32
        Refundable Federal income taxes                             1885
        Prepaid expenses and other                                   495
                                                                  55,206
    Deferred charges and Other:
        Debt expense, being amortized                                357
        Future federal income tax benefits                         9,657
        Unrecognized postemployment benefits expense                 533
        Unrecognized pension expense                               4,883
        Unrecognized postretirement benefits expense              17,741
        Prepaids and other                                           229
                                                                  33,400

           TOTAL ASSETS                                          169,687

           Capitalization and Liabilities

    Capitalization:
        Common stock, $100 per value -
            Authorized - 300,000 shares
            Outstanding - 100,000 shares                          10,000
        Senior secured notes                                      64,666
        Retained earnings                                          2,431
                                                                  77,097
    Current liabilities:
        Note payable maturing in one year                          8,500
        Current portion - long term debt                           6,061
        Accounts payable                                          10,644
        Coal purchase obligation                                   8,000
        Accrued taxes                                              7,388
        Accrued interest and other                                 2,483
                                                                  43,076

          OHIO VALLEY ELECTRIC CORPORATION                   D-4 cont'd.

          BALANCE SHEET--DECEMBER 31, 1996
                     UNAUDITED


                      (000's)
                       Assets

    Deferred credits:
        Investment tax credits                                    10,610
        Accrued pension liability                                  4,883
        Customer advances for construction                         2,856
        Antitrust settlement                                       1,518
        Deferred credit-tax benefit obligation                    10,989
        Postretirement benefits obligation                        17,741
        Postemployment benefits obligation                           533
        Deferred credit - allowances                                 384
                                                                  49,514

           TOTAL CAPITALIZATION AND LIABILITIES                  169,687

                                                               D-5
     OHIO VALLEY ELECTRIC CORPORATION

            STATEMENT OF INCOME

     FOR YEAR ENDED DECEMBER 31, 1996
                 UNAUDITED
                  (000's)


    Operating revenues:
       Sale of electric energy                             311,918
       Other operating revenues                                805

                    Total operating revenues               312,723

    Operating expenses:
        Fuel consumed in operation                          94,698
        Purchased power                                    171,033
        Other operation                                     19,986
        Maintenance                                         16,942
        Taxes, other than federal income taxes               5,045
        Federal income taxes                                  (332)

                    Total operating expenses               307,372

                    Operating income                         5,351

    Interest income and other                                2,313

                    Income before interest charges           7,664

    Interest charges
    Interest expense, net                                    5,309
    Amortization of debt expense and discount                   40

                    Total interest charges                   5,349

                    Net income                               2,315

    Retained earnings, beginning of year                     1,606

    Cash dividends on common stock                           1,490

    Retained earnings, end of year                           2,431

                                                                      D-6
         OHIO VALLEY ELECTRIC CORPORATION

             STATEMENT OF CASH FLOWS

         FOR YEAR ENDED DECEMBER 31, 1996
                    UNAUDITED
                     (000's)

    Cash From Operations:
        Net Income                                                  2,315
        Adjustments to reconcile net income to net
            cash (used) provided by operating activities:
            Debt expense amortization                                  40
            Future federal income and deferred credit tax benefits    254
            Changes in assets and liabilities:
                Accounts receivable                                   391
                Coal in storage and coal sold under
                  agreement to be repurchased                      (3,601)
                Materials and supplies                                684
                Property taxes applicable to subsequent years         200
                Prepaid expenses and other                           (180)
                Accounts payable                                    4,332
                Deferred income                                    (1,753)
                Accrued taxes                                      (2,664)
                Accrued interest and other                            161
                Other                                                 194

                    Net cash used by operating activities             373

    Investing Activities:
        Reimbursement for plant replacements and
            additional facilities                                   1,643
        Net electric plant additions                               (1,925)
        Advances in subsidiary                                      5,682

                    Net cash provided by investing activities       5,400

    Financing Activities:
        Special funds held by trustee                               1,934
        Notes payable maturing in one year                           (500)
        Senior secured notes                                       (5,683)
        Coal purchase obligation                                   (2,000)
        Lines-of-credit borrowings                                      0
        Dividends on common stock                                  (1,490)

                    Net cash used by financing activities          (7,739)

                    Net decrease in cash and cash equivalents      (1,966)

    Cash and cash equivalents, beginning of year                    4,402

    Cash and cash equivalents, end of year                          2,436

    Supplemental Disclosures

    Interest paid                                                   5,938

    Federal income taxes received                                   1,631

    For purposes of this statement, the company considers temporary cash investments to be cash equivalents since they are readily convertible into cash and have maturities of less than three months.

                                   -  59  -                             C-1

AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1996
(000's)


                                                     Allegheny                                          Totals
                                           AYP     Communications    AYP    Combined Eliminations,    (Carried to
                   ASSETS                Capital      Connect      Energy    Totals      etc.          page A-1a)

     Property, plant and equipment:
       At original cost                         83             -    176,719  176,802            -        176,802
       Accumulated depreciation                (10)            -      1,754    1,744            -          1,744

     Investments and other assets:
       Securities of subsidiaries
         consolidated                       26,704             -          -   26,704      (26,704)(1)          -
       Equity in undistributed earnings
         of subsidiaries                    (2,722)            -          -   (2,722)       2,722 (2)          -
        Indebtedness of subsidiary
         consolidated-not current                -             -          -        -            -              -

       Nonutility Investment                 2,791             -          -    2,791            -          2,791
                                                 -             -          -        -            -              -
       Other                                     -             -          -        -            -              -

     Current assets:
       Cash and temporary cash
         investments                         1,276             1      3,374    4,651            -          4,651
       Accounts receivable:
         Electric service                       15             -      2,068    2,083            -          2,083
         Allowance for uncollectible
           accounts                              -             -          -        -            -              -
         Affiliated and other                   37             1     12,667   12,705            -         12,705

    Materials and supplies -
           at average cost:
         Operating and construction              -             -      2,395    2,395            -          2,395
         Fuel                                    -             -      2,795    2,795            -          2,795
       Prepaid taxes                             -            55      2,120    2,175            -          2,175
       Deferred income taxes                     -             -          -        -            -              -
       Other                                     -             -        157      157            -            157

     Deferred charges:
       Regulatory assets                         -             -          -        -            -              -
       Unamortized loss on reacquired
          debt                                   -             -          -        -            -              -
       Other                                    (1)            4         14       17            -             17

                Total assets                28,173            61    204,063  232,297      (23,982)       208,315


      AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

     CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1996
                  (000's)


                                                 Allegheny                                          Totals
                                         AYP   Communications    AYP    Combined Eliminations,   (Carried to
       CAPITALIZATION AND LIABILITIES  Capital    Connect      Energy    Totals      etc.         page A-2a)

     Capitalization:
       Common stock owned by Allegheny
         Power System, Inc.                  1             -          -        1            -              1
       Common stock of subsidiaries
         consolidated                        -             1          1        2           (2)(1)          -
       Other paid-in capital            31,284            45     26,657   57,986      (26,702)(1)     31,284
       Retained earnings                (3,880)         (103)    (2,619)  (6,602)       2,722 (2)     (3,880)

       Preferred stock:
           Not subject to mandatory
             redemption                      -             -          -        -            -              -
       Long-term debt and QUIDS              -             -    160,000  160,000            -        160,000
       Notes and advances payable
         to affiliates                       -             -         13       13            -             13

     Current liabilities:
       Short-term debt                       -             -          -        -            -              -
       Accounts payable to affiliates      531           118      2,172    2,821            -          2,821
       Accounts payable - others             7             -     12,544   12,551            -         12,551
       Taxes accrued:
            Federal and state income       229             -          -      229            -            229
           Other                             1             -        899      900            -            900
       Interest accrued                      -             -      1,838    1,838            -          1,838
       Deferred power costs                  -             -          -        -            -              -
       Other                                 -             -      1,025    1,025            -          1,025

     Deferred credits and other
       liabilities:
       Unamortized investment credit         -             -          -        -            -              -
       Deferred income taxes                 -             -        939      939            -            939
       Regulatory liabilities                -             -          -        -            -              -
       Other                                 -             -        594      594            -            594

              Total capitalization
                 and liabilities        28,173            61    204,063  232,297      (23,982)       208,315


     AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

     CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31,  1996
                    (000's)


                                                                                                         Consolidated
                                                        Allegheny                                           Totals
                                               AYP    Communications    AYP    Combined Eliminations,    (Carried to
                                             Capital     Connect      Energy    Totals      etc.          page A-3a)
     Electric operating revenues:
       Residential                                  -             -          -        -            -               -
       Commercial                                   -             -          -        -            -               -
       Industrial                                   -             -          -        -            -               -
       Wholesale and other,
         including affiliates                      14             -          -       14            -              14
       Bulk power transactions, net                 -             -        733      733            -             733

            Total operating revenues               14             -        733      747            -             747

     Operating expenses:
       Operation:
         Fuel                                       -             -        727      727            -             727
         Purchased power and exchanges, net         -             -          -        -            -               -
         Deferred power costs, net                  -             -          -        -            -               -
         Other                                    286           139        958    1,383            -           1,383
       Maintenance                                  -             -        820      820            -             820
       Restructuring                                -             -        129      129            -             129
       Depreciation                                 9             -          5       14            -              14
       Taxes other than income taxes                2             -        765      767            -             767
        Federal and state income taxes           (325)          (55)    (1,809)  (2,189)           -          (2,189)
                   Total operating expenses       (28)           84      1,595    1,651            -           1,651
                   Operating income                42           (84)      (862)    (904)           -            (904)

     Other income and deductions:
       Allowance for other than borrowed
         funds used during construction             -             -          -        -            -               -
       Other, net                              (3,350)          (19)        81   (3,288)       2,722 (2)        (566)
          Total other income and deductions    (3,350)          (19)        81   (3,288)       2,722            (566)
             Income before interest charges    (3,308)         (103)      (781)  (4,192)       2,722          (1,470)

     Interest charges:
       Interest on long-term debt                   -             -      1,838    1,838            -           1,838
       Other interest                               -             -          -        -            -               -
       Allowance for borrowed funds used
          during construction                       -             -          -        -            -               -
                  Total interest charges            -             -      1,838    1,838            -           1,838

         Net income                            (3,308)         (103)    (2,619)  (6,030)       2,722          (3,308)


    AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
     FOR YEAR ENDED DECEMBER 31, 1996
                 (000's)


                                                   Allegheny                                           Totals
                                          AYP    Communications    AYP    Combined Eliminations,    (Carried to
                                        Capital     Connect      Energy    Totals      etc.          page A-4a)
            RETAINED EARNINGS

     Balance at January 1, 1996             (572)            -          -     (572)           - (2)        (572)

     Add:
        Net Income                        (3,308)         (103)    (2,619)  (6,030)       2,722 (2)      (3,308)

               Total                      (3,880)         (103)    (2,619)  (6,602)       2,722          (3,880)

     Deduct:
       Dividends on common stock of
          Allegheny Power System, Inc.         -             -          -        -            -               -
       Dividends on capital stock of
          subsidiary companies:
           Preferred                           -             -          -        -            -               -
           Common                              -             -          -        -            -               -
           Charges on redemption of
             preferred stock                   -             -          -        -            -               -

                      Total deductions         -             -          -        -            -               -

     Balance at December 31, 1996         (3,880)         (103)    (2,619)  (6,602)       2,722          (3,880)


          OTHER PAID-IN CAPITAL

     Balance at January 1, 1996            1,837             -          -    1,837            -           1,837

     Add:
        Capital Contributions from
          Parent                          29,447            45     26,657   56,149      (26,702)(1)      29,447

     Balance at December 31, 1996         31,284            45     26,657   57,986      (26,702)         31,284


    AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1996
                  (000's)



                                                  Allegheny                                        Totals
                                          AYP   Communications   AYP   Combined Eliminations,    (Carried to
                                        Capital    Connect     Energy   Totals      etc.          page A-5a)
    Cash Flows from Operations:
       Net Income                        (3,308)         (103)  (2,619)  (6,030)       2,722 (2)     (3,308)
       Depreciation                           9             -        5       14            -             14
       Deferred investment credit and
        income taxes, net                     -             -      939      939            -            939
       Deferred power costs, net              -             -        -        -            -              -

       Unconsolidated subsidiaries'
        dividends in excess of earnings       -             -        -        -            -              -
       Allowance for other than
        borrowed funds used during
        construction (AOFDC)                  -             -        -        -            -              -
       Restructuring                          -             -      129      129            -            129
       Changes in other current assets
         and liabilities:
             Accounts receivable, net        10            (1) (14,735) (14,726)           -        (14,726)
             Materials and supplies           -             -   (5,190)  (5,190)           -         (5,190)
             Accounts payable               360           118   14,587   15,065            -         15,065
             Taxes accrued                  229             -      900    1,129            -          1,129
             Interest accrued                 -             -    1,838    1,838            -          1,838
       Other, net                         5,731           (14)  25,994   31,711       (2,722)        28,989
           Total Cash Flows from
             Operations                   3,031             -   21,848   24,879            -         24,879

    Cash Flows from Investing:
       Nonutility Investments            (1,771)            - (178,474)(180,245)           -       (180,245)
       AOFDC                                  -             -        -        -            -              -
        Total Cash Flows from Investing  (1,771)            - (178,474)(180,245)           -       (180,245)

    Cash Flows from Financing:
       Retirement of preferred stock          -             -        -        -            -              -
       Issuance of long-term debt and
        QUIDS                                 -             -  160,000  160,000            -        160,000
       Retirement of long-term debt           -             -        -        -            -              -
       Notes receivable from affiliates       -             -        -        -            -              -
       Short-term debt                        -             -        -        -            -              -
       Dividends on capital stock:
         Preferred stock                      -             -        -        -            -              -
         Common stock                         -             -        -        -            -              -
                Total Cash Flows from
                  Financing                   -             -  160,000  160,000            -        160,000

    Net Change in Cash and Temporary Cash Investments*
    Cash and Temporary Cash Investments
      at January 1                           17             -        -       17            -             17
    Cash and Temporary Cash Investments
      at December 31                      1,277             -    3,374    4,651            -          4,651
                                          1,260             -    3,374    4,634            -          4,634

    Supplemental cash flow information:
       Cash paid during the year for:
            Interest (net of amount
               capitalized)                   -             -        -        -            -              -
            Income taxes                 (1,182)            -        -   (1,182)           -         (1,182)


 *Temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

    INTERCOMPANY ELIMINATIONS AND RECLASSIFICATIONS - DECEMBER 31, 1996 Shown on Pages C-1, C-2, C-3, C-4, and C-5
     (000's)


(1)
    Common stock of subsidiaries consolidated                                                           2
         Securities of subsidiaries consolidated                                                            26,704
         Other paid in capital                                                                     26,702

            To eliminate in consolidation the par or stated value of intercompany investments.
              See schedule below for details.

                                                     Par of stated   Other
                                                       value of     Paid-in   Investment
                                                     Common Stock   Capital     Total
     Company

      Owned by AYP Capital:
          Allegheny Communications Connect, Inc.                1        45          46

          AYP Energy, Inc.                                      1    26,657      26,658
                                                                2    26,702      26,704


       (2)
    Retained earnings - undistributed earnings of subsidiaries at January 1, 1996                   2,722
          Other income and deductions - other, net                                                           2,722
    Investment in subsidiaries consolidated - equity in undistributed earnings                          0

            To eliminate undistributed earnings of subsidiaries at January 1, 1996 and net income and dividends for the year ended December 31, 1996


       (3)
    Indebtedness to affiliated consolidated - not current                                               0
          Indebtedness of subsidiary consolidated - not current                                                  0

             To eliminate intercompany indebtedness


     AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES
     DATA FOR U5S
         1996
       (000's)




     Item 5 - Investment in Securities of Non-System Companies




     Item 6 - Investments in System Securities
                                                                                         Value
                                                                    Number               Books    Value
                                                                   of Shares              of        to
     Name of Owner        Name of Issuer          Security Owned     Owned              Issuer     Owner

     AYP Capital, Inc.    AYP Energy, Inc.        Common Stock          1,000             1,000     1,000

                          Allegheny Communications,
                            Connect, Inc.         Common Stock          1,000             1,000     1,000
                                                                                          2,000     2,000


    ITEM 9.       Wholesale Generators & Foreign Utility Companies

                            I.  AYP ENERGY, INC.

    Part I.
       (a)   AYP Energy, Inc.
             One Stuart Plaza
             RR 12 Box 40
             Greensburg  PA 15601


    In October 1996, AYP Energy, Inc. (AYP Energy) purchased Duquesne Light Company's 50% interest (276 MW) in Unit No. 1 of the Fort Martin Power Station. The remainder of the station is owned by Allegheny Power System, Inc.'s (APS, Inc.) regulated subsidiaries.

    AYP Energy is a wholly-owned subsidiary of AYP Capital, Inc., a wholly-owned, non-regulated utility of APS, Inc.

         (b) AYP Capital owns 100% of AYP Energy common stock, 100 shares with a total book value of $1,000.
               AYP Capital has made additional capital contributions of $26,656,632 as of December 31, 1996.AYP Capital's Equity in Undistributed Earnings of AYP Energy totaled ($2,177,798) as of December 31, 1996.

  AYP Energy's $160,000,000 of five year debt financing is supported by APS,
                                                                        Inc.

  No assets have been transferred from other system companies to AYP Energy.

          (c)   Ratio of Debt to Common Equity as of December 31, 1996:

                            Long-term Debt                160,000,000
                            Common Equity                  27,845,154  = 5.75

          (d) A copy of the Service Agreement between Allegheny Power Service Corporation and AYP Energy, Inc. is attached.

                Fort Martin Common Facilities Operating Agreement and
                Fort Martin Construction and Operating Agreement between Duquesne Light, Monongahela Power Company, The Potomac Edison Company, and West Penn Power Company were previously filed. When AYP Energy purchased Duquesne's 50% interest in Unit 1, it agreed to replace Duquesne as a party to these agreements.

    Part II. Allegheny Power Corporate Structure

APS, Inc.

         (NONUTILITY SUBSIDIARY)                    Regulated Business
               AYP Capital                               Units
     (Wholly-owned subsidiary of APS, Inc.) (Wholly-owned subsidiaries of APS,
                                             Inc.)
               AYP Energy
     (Wholly-owned subsidiary of AYP Capital, Inc.)

    Part III.Total Investment in AYP Energy:               24,479,834

    ITEM 9.       Wholesale Generators & Foreign Utility Companies

             II.  LATIN AMERICA ENERGY AND ELECTRICITY FUND I, L.P.

    Part I.
       (a)   Latin America Energy  and Electricity Fund I, L.P.
             P. O. Box 309
             Ugland House
             George Town, Grand Cayman
             Cayman Islands, British West Indies

             Latin America Energy and Electricity Fund I, L.P. (LAEEP) is a limited partnership which invests in entities involved in new or existing electric power projects in Latin America and the Caribbean.


             AYP Capital, Inc., the nonutility subsidiary of APS, Inc. owns a 9.9% interest in LAEEP.

       (b) AYP Capital has invested $2,043,391 in LAEEP as of December 31, 1996.
             AYP Capital's Equity in Undistributed Earnings of LAEEP totaled ($409,210) as of December 31, 1996.



             None.


             No assets have been transferred from other system companies to LAEEP.

       (c)   Not applicable.




       (d)   None.

    Part II. LAEEP is simply an investment on the books of AYP Capital, Inc.

    Part III.Total Investment in LAEEP              1,634,182

    ITEM 9.       Wholesale Generators & Foreign Utility Companies

             III.  FONDELEC GENERAL PARTNER, LP

    Part I.
       (a)   FondElec General Partner, LP
             P. O. Box 309
             Ugland House, South Church Street
             George Town, Grand Cayman
             Cayman Islands, British West Indies

             Fondelec General Partner, LP is a limited partnership organized for the purpose of acting as the general partner of the Latin America Energy and Electricity Fund I, LP.



             AYP Capital, Inc., the nonutility subsidiary of APS, Inc. owns a 4.975% interest in Fondelec.

       (b) AYP Capital has invested $10,212 in Fondelec as of December 31, 1996.
             AYP Capital's Equity in Undistributed Earnings of Fondelec totaled ($1,917) as of December 31, 1996.
             AYP Capital advanced $25,000 to Fondelec as of December 31, 1996.

             None.


             No assets have been transferred from other system companies to LAEEP.

       (c)   Not applicable.




       (d)   None.



    Part II. Fondelec is simply an investment on the books of AYP Capital, Inc.

    Part III.Total Investment in Fondelec           33,295

                                    APPENDIX 2

                              Pages F-1 through F-4

ITEM 9 - EXHIBIT B (continued)                                           F-1


             CONSTITUENT INSTRUMENTS DEFINING THE RIGHTS OF HOLDERS
                    OF EQUITY SECURITIES OF SYSTEM COMPANIES.



                                                          INCORPORATED BY REFERENCE

ALLEGHENY POWER SYSTEM, INC.:
  Charter, as amended                                     Form 10-Q, September 1993,
                                                            exh. (a)(3)
  By-laws, as amended                                     Form 10-Q, September 1995,
                                                            exh. (a)(3)

ALLEGHENY POWER SERVICE CORPORATION:
  Charter, effective November 22, 1963                    Form U5S, 1964, exh. B-2
  By-laws, as amended November, 1, 1996                   Form U5S, 1983, exh. B-1
                                                          Form U5S, 1990, exh. B-2

MONONGAHELA POWER COMPANY:
  Charter, as amended                                     Form 10-Q, September 1995
                                                            exh. (a)(3)(i)
  Code of Regulations, as amended                         Form 10-Q, September 1995,
                                                            exh. (a)(3)(ii)

THE POTOMAC EDISON COMPANY:
  Charter, as amended                                     Form 10-Q, September 1995,
                                                            exh. (a)(3)(i)
  By-laws, as amended                                     Form 10-Q, September 1995,
                                                            exh. (a)(3)(ii)

WEST PENN POWER COMPANY:
  Charter, as amended                                     Form 10-Q, September 1995,
                                                            exh. (a)(3)(i)
  By-laws, as amended                                     Form 10-Q, September 1995,
                                                            exh. (a)(3)(ii)

ALLEGHENY PITTSBURGH COAL COMPANY:
  Charter, effective October 1, 1918                      Form U5B, File 30-75, exh. B-2
  Amendment to Charter, effective
    October 5, 1918                                       Form U5B, File 30-75, exh. B-2
    January 21, 1956                                      Form U5S, 1964, exh. B-7
  By-laws, as amended



ALLEGHENY GENERATING COMPANY:
  Charter, effective May 26, 1981                         Form 10-K, December 1996
    Amendment, effective July 14, 1989                      exh. E-5, 3.2
    By-laws, as amended                                   Form 10, 1986, exh. 3(1)
                                                          Form 10-Q, June 1989, exh. (a)
                                                          Form 10, 1986, exh. 3(2)
                                                          Form U5S, 1992, exh. B
                                                          Form 10-Q, September 1995,
                                                            exh. (a)(3)(ii)

WEST VIRGINIA POWER & TRANSMISSION COMPANY:
  Charter, effective April 3, 1912 and
    Amendments to March 22, 1934                          Form U5B, File 30-75, exh. B-38
  Amendments to Charter, effective
    January 28, 1956                                      Form U5S, 1964, exh. B-10
    February 7, 1961                                      Form U5S, 1964, exh. B-11
  By-laws, as amended



WEST PENN WEST VIRGINIA
  WATER POWER COMPANY:
    Charter, effective January 25, 1924                   Form U5B, File 30-75, exh. B-39
      Amendment to Charter, effective
        January 21, 1956                                  Form U5S, 1964, exh. B-12
    By-laws, as amended



ITEM 9 - EXHIBIT B (continued)                                           F-2

       Service Agreement between
       Allegheny Power Service
       Corporation and AYP Energy,
       Inc.

ITEM 9 - EXHIBIT C                                                       F-3


             CONSTITUENT INSTRUMENTS DEFINING THE RIGHTS OF HOLDERS
                     OF DEBT SECURITIES OF SYSTEM COMPANIES



Monongahela Power Company                                 Incorporation
       Documents                                          by Reference

4      Indenture, dated as of                             S 2-8782, exh. 7(f) (1)
       August 1, 1945, and                                S 2-8881, exh. 7(b)
       certain Supplemental                               S 2-9355, exh. 4(h) (1)
       Indentures of the                                  S 2-9979, exh. 4(h) (1)
       Company defining rights                            S 2-10548, exh. 4(b)
       of security holders.*                              S 2-14763, exh. 2(b) (i)
                                                          S 2-26806, exh. 4(d);
                                                          Forms 8-K of the Company (1-268-2) dated November
                                                          21, 1991, June 4, 1992, July 15, 1992, September 1,
                                                          1992, April 29, 1993, and May 23, 1995

The Potomac Edison Company                                Incorporation
       Documents                                          by Reference

4      Indenture, dated as of                             S 2-5473, exh. 7(b); Form
       October 1, 1944, and                               S-3, 33-51305, exh. 4(d)
       certain Supplemental                               Forms 8-K of the Company (1-3376-2)
       Indentures of the                                  August 21, 1991, December 11, 1991,
       Company defining rights                            December 15, 1992, February 17,
       of Security holders.*                              1993, March 30, 1993, June 22, 1994,
                                                          May 12, 1995, and May 17, 1995

* There are omitted the Supplemental Indentures which do no more than subject property to the lien of the above Indentures since they are not considered constituent instruments defining the rights of the holders of the securities. The Company agrees to furnish the Commission on its request with copies of such Supplemental Indentures.

West Penn Power Company                                   Incorporation
       Documents                                          by Reference

4      Indenture, dated as of
       March 1, 1916, and certain                         S 2-1835, exh. B(1), B(6)
       Supplemental Indentures of                         S 2-4099, exh. B(6), B(7)
       the Company defining rights                        S 2-4322, exh. B(5)
       of security holders.*                              S 2-5362, exh. B(2), B(5)
                                                          S 2-7422, exh. 7(c), 7(i)
                                                          S 2-7840, exh. 7(d), 7(k)
                                                          S 2-8782, exh. 7(e) (1)
                                                          S 2-9477, exh. 4(c), 4(d)
                                                          S 2-10802, exh. 4(b), 4(c)
                                                          S 2-13400, exh. 2(c), 2(d)
                                                          Form 10-Q of the Company (1-255-2), June 1980, exh.
                                                          D Forms 8-K of the Company (1-255-2) dated June
                                                          1989, February 1991, December 1991, August 13,
                                                          1992, September 15, 1992, June 9, 1993 and June 9,
                                                          1993, August 2, 1994, and May 19, 1995


* There are omitted the Supplemental Indentures which do no more than subject property to the lien of the above Indentures since they are not considered constituent instruments defining the rights of the holders of the securities. The Company agrees to furnish the Commission on its request with copies of such Supplemental Indentures.

ITEM 9 - EXHIBIT C (continued)                                           F-4




Allegheny Generating Company


       Documents

4       Indenture, dated as of December 1, 1986,          Incorporated by reference to the
        and Supplemental Indenture, dated as of           designated exhibit to form 10-K
        December 15, 1988, of the Company                 for year ended December 31, 1996.
        defining rights of security holders.
